


CASEY'S
GENERAL STORE

A Tradition of
Building Shareholder Value


Received SEC
AUG 12 2010
Washington, DC 20549

2010
annual report

Earnings Before Income Taxes


$133.9
$139.1
$181.6
08
09
10

Basic Earnings Per Share


$1.68
$1.69
$2.30
08
09
10

Table of Contents

Escalating New Construction Learn about Casey's efforts to replace, remodel and expand across 10 states on page 14.


CASEY'S

Financial Highlights

	2009	2010	% Change
Total Revenue	$4,687,895	$4,637,087	-1.1%
Cash Flow from Operations	$169,883	$214,100	25.5%
Net Earnings	$85,690	$116,962	36.5%
EPS (Diluted)	$1.68	$2.29	36.3%
Shareholders of Record	2,329	2,165	-7.0%
Employees	18,780	19,434	3.5%
Number of Corporate Stores	1,478	1,531	3.6%





Ronald M. Lamb Chairman of Casey's General Stores, Inc. › The entire Casey's family extends our deepest sympathies to the family and friends of Ronald M. Lamb who died on June 11, 2010. Ron served Casey's with distinction for 40 years in various positions, ranging from store manager to President, CEO and finally Chairman of the Board of Directors.

Ron's exceptional character and integrity influenced the lives of many people. His tireless work ethic and strong leadership style are embedded into the culture of our company. We will miss Ron's friendship, dedication and passion for serving others and creating opportunities for our Company and its employees to grow and succeed.

A TRADITION
OF BUILDING SHAREHOLDER VALUE

How do you build shareholder value over the long term? By combining the best planning with the best people. In fiscal 2010, Casey's again proved that it takes both the art of management and the science of dollars and sense to create a thriving business over the long term.

Heading into fiscal 2011, we could not be more excited about Casey's growth potential. We plan to ramp up our major remodeling initiative to build on the momentum created by our high-performing new store design. We also plan to increase acquisition activity -- and we see a robust pipeline of opportunities to do so. Most of all, we'll continue to harness the power of both smart systems and smart people to add to our track record of building shareholder value.


CASEY'S

Board of Directors (left to right)
Robert J. Myers President & CEO of Casey's General Stores, Inc. › **Kenneth H. Haynie** Of counsel to the law firm of Ahlers & Cooney, P.C. › **William C. Kimball*** Retired Chairman & CEO of Medicap Pharmacy, Inc. › **Johnny Danos*** Director of Strategic Development, LWBJ, LLP › **Diane C. Bridgewater*** CFO & Treasurer Life Care Services, LLC › **Jeffrey M. Lamberti*** Shareholder in the law firm of Block, Lamberti and Gocke, P.C. › **Richard A. Wilkey*** Management & Development Consultant › **H. Lynn Horak*** Past Regional Chairman with Wells Fargo Regional Banking



MESSAGE TO SHAREHOLDERS

Anyone who runs a business knows there are two very broad elements to creating and sustaining success – planning and people.

I'm pleased to report in fiscal 2010 Casey's delivered yet another record year. Casey's net earnings rose 36.5% to $117 million, and basic earnings per share from those operations increased to $2.30 from $1.69 in fiscal 2009.

Fiscal 2010 was our 5th consecutive record year. Much of Casey's history of building shareholder value comes from our methodical, best-practices approach to creating and executing sound business plans. Fiscal year 2010 was no different in that regard.

But the best processes and plans are no good without the right people to execute them. That's why the companies with the best people stand out. Casey's deep talent pool at every level proved itself in 2010 through sound and timely decisions which enabled us to overcome challenges and capitalize on opportunities.



Overcoming a Challenging Business Climate

In fiscal 2010, much of Casey's operating area was faced with a challenging business climate, in some cases both literally and figuratively. Many of our markets were hit by the coldest summer on record followed by one of the harshest winters in history. Record snow fall and blizzards swept across the region sometimes weekly, at times making it impossible for both employees and customers to reach our stores for days.

The weather, combined with a continued soft economy, held same-store sales across all categories below our goals for fiscal 2010. Despite those challenges, insightful short-term adjustments and disciplined execution of long-term plans helped Casey's capitalize on higher-margin merchandise and compensate for the reduced sales.

Examples of this included:

- Anticipating that the economy would cause customers to move from carton to single-pack cigarette purchases, and capturing more margin on those in-demand items.
- Prudent decisions to lock in favorable long-term cheese contracts months earlier helped boost gross profit in our prepared foods area.
- Sound decisions made when designing our new stores continued to pay dividends as high-margin sales in prepared foods, fountain drinks and coffee — all emphasized in the new design — increased significantly.
- Store operations did an exceptional job of keeping Casey's competitive as average monthly fuel prices fluctuated from $2.00 to $2.70 per gallon, while still yielding a strong gas margin.



Senior Management Team (left to right)
Robert J. Myers President & CEO › **Terry W. Handley** COO › **William J. Walljasper** Senior VP & CFO › **Sam J. Billmeyer** Senior VP-Logistics & Acquisitions › **Julia L. Jackowski** Senior VP-Corporate General Counsel & Human Resources

More New Stores and a Major Remodeling Initiative

While continuing to build new stores, Casey's will ramp up a major remodeling effort in fiscal 2011. We'll literally knock down walls where possible to create cost-effective new spaces that leverage the biggest revenue drivers from our new store design — increased cooler space and expanded prepared food and coffee/fountain offerings.

Expanding into Arkansas

Powered by our success and a strong balance sheet, Casey's is positioned to add a tenth state — Arkansas — to our operating area. We have acquired land in several locations in the state and will proceed to develop stores in the coming fiscal year. We're also actively looking to expand into additional states adjacent to our current operating area in the coming fiscal years.

Goals for 2011

You'll learn in the balance of this report how Casey's faired in all our traditional categories — Gasoline, Grocery & Other Merchandise, and Prepared Foods & Fountain.

For fiscal year 2011, Casey's has set these goals:

› Expansion
4% to 6% unit growth through a combination of building and acquisition.

› Gasoline
1% same-store gallon growth with an average margin of 13.5 cents per gallon.

› Grocery & Other Merchandise
6% same-store sales growth with an average margin of 33.9%.

› Prepared Foods & Fountain
8% same-store sales growth with an average margin of 63.1%.

Staying the Successful Course

How will we meet these aggressive goals? The same way we have since 1968 — by continuing to stay both disciplined and flexible.

On behalf of my 19,434 fellow Casey's General Store employees, thank you for your support and investment in our Company. We continue to build shareholder value because that remains our goal day after day, year after year. Together, I am confident we'll maintain our tradition of success.

Sincerely,

Robert J. Myers

Robert J. Myers
President & Chief Executive Officer



Management Team (left to right)
Darryl F. Bacon VP-Food Services › **Jay F. Blair** VP-Transportation & Distribution › **Hal D. Brown** VP-Support Services › **Robert C. Ford** VP-Store Operations › **Brian J. Johnson** VP-Finance & Corporate Secretary › **Michael R. Richardson** VP-Marketing › **Russell D. Sukut** VP-Treasurer


CASEY'S
GENERAL STORE
CASEY'S GENERAL STORES, INC.
1203
850118
8924


800171
Homemade
PIZZA
To Go
CASEY'S
GENERAL
STORES
Homemade
DONUTS
To Go
"Convenience Costs No More"
8922

STORE OPERATIONS

CASEY'S HAS THREE AREAS OF STORE OPERATIONS – GROCERY & OTHER MERCHANDISE, PREPARED FOOD & FOUNTAIN, AND GASOLINE – and we'll discuss our fiscal 2010 results for each individually. Importantly, our business mix among these three areas provided significant benefits in fiscal 2010, illustrating how softness in one area can be offset by strengths in another to create an overall favorable result.

THE WHOLE IS GREATER
than the sum of the parts

New Store Design Proves Itself

With a full year of data from our new store design in the books, we are pleased that the new design and its features have met our expectations.

The new store we're rolling out now is Casey's tenth significant new design in its history and also our biggest store ever built, at 3,700-square feet. The new design is more aesthetically attractive by today's customer standards. But our new design goes far beyond aesthetics. It combines both form and function. Its function is to emphasize high-margin, high-turning categories, specifically beverages and prepared foods and fountain offerings.

The increased shelf space in the new store helped Casey's capitalize on consumer demand by allowing the stocking of products people want to buy without taking all the shelf space from steady performers. That flexibility was key in fiscal 2010, and will continue to be vital as we increase efforts to meet customers' needs.


HOMEMADE
TO GO!
CASEY'S
GENERAL STORE
PIZZA, DONUTS & MORE!

Inside Sales

FY 2010:
- Same-store sales – up 3.5%
- Total inside sales – up 6.9%
- Gross profit – up 8.8%



Inside Sales is a combination of Grocery & Other Merchandise and Prepared Food & Fountain. Combining the categories helps illustrate how we look at Inside Sales holistically and as individual categories.

Even though same-store sales in fiscal 2010 were impacted by the weather and economic challenges, total gross profit rose by 8.8%. We didn't sell as much total product as anticipated, but what we did sell was higher-margin items, helping to make the result very positive.

Grocery & Other Merchandise

FY 2010:
- Same-store sales – up 3.3%
- Average margin – 33.6%

FY 2011 Goal:
- Same-store sales – up 6%
- Average margin – 33.9%

Our fiscal 2010 goal was to increase same-store sales 8.9% with an average margin of 33.9%. For the year, same-store sales rose 3.3% with an average margin of 33.6%.

Posting Gross Profit Gains

Weather and the challenging business climate caused our margins to finish slightly below goal in fiscal 2010. Although we benefited from a higher margin in cigarettes due to an increased contribution of pack purchases, the challenging weather adversely impacted higher margin products within the category. Ice, bottled water, sports drinks and beer are heavily impacted by weather. We also saw some trade down in beer sales, with significant numbers of customers migrating from premium to budget brands. Utilizing our point-of-sale technology, we were able to react quickly to the customers' purchasing patterns and hold market share in challenging circumstances.

Once again, our new store design proved its value by allowing us to generate increased sales in these and other areas thanks to larger cooler space and more flexible shelving options. As we continue to roll out new construction and remodeling, we will incorporate the high-performing elements of the new store into more and more existing stores, helping to continue building shareholder value in fiscal 2011 and beyond.

Fiscal 2011 Outlook

We anticipate there will be continued movement to trade down to less expensive brands and more bulk purchasing next year, primarily due to lingering economic stresses. Customers are scrutinizing every purchase more closely than ever. Again, thanks to our combination of facilities, technology, smart planning and talented people, Casey's remains well positioned to make changes in our product mix and marketing executions to meet customer demands into the future.

We also anticipate continued migration to pack purchases and increased sales of higher-margin items in the beverage area driven by further implementation of what we have learned in our new store design as we replace existing stores.

Prepared Food & Fountain

FY 2010:
- Same-store sales – up 4.2%
- Average margin – 63.8%

FY 2011 Goal:
- Same-store sales – up 8.0%
- Average margin – 63.1%

We achieved double-digit same-store increases in fountain and coffee sales driven by the rollout of 10-head fountain dispensers throughout fiscal 2010, along with the completion of numerous coffee bar remodels chain-wide, despite the adverse impact of weather on the category. We also implemented price increases effective March 1, 2010, that will benefit same-store sales in the majority of fiscal 2011 by an estimated 3% to 4%.

Lifting Revenue with Every Cup and Sandwich

In 2010, stores typically saw a 30% to 40% increase in coffee sales upon completion of an expanded coffee program. That's proof positive that investments in coffee products drive immediate returns, therefore those changes will feature prominently in our major remodeling program.

Likewise, Prepared Food and Fountain revenue in the new store design was about 50% greater than our average stores. The overall Prepared Food & Fountain category remained an impressive income driver Company-wide in fiscal 2010. We continue to strive to identify the changing tastes of our customers and will move quickly to satisfy those expectations.


Same-Store Sales
7.3%
5.9%
3.3%
6.0%
Goal
08 09 10 11
Grocery & Other Merchandise


9.8%
9.1%
4.2%
8.0%
Goal
08 09 10 11
Prepared Food & Fountain


-2.0%
1.0%
-0.1%
1.0%
Goal
08 09 10 11
Gasoline (Gallons)

Industry Leading Prepared Food & Fountain

Casey's Prepared Food & Fountain area continues to be a valuable differentiator for our Company. Creating this powerful brand didn't happen overnight. It came from continuous effort and improvement since we introduced prepared food in the early 1980s.

Our proprietary approach to prepared food — from ingredient buying and distribution to fresh, in-store preparation — allows Casey's to create the uniform quality vital to building a brand and creating brand loyalty. It also lets us maximize profits on PF&F compared to the third-party vendor arrangements many competitors have.

A few indications of the importance of Prepared Food & Fountain to our Company...

- The category currently accounts for about 30% of Casey's overall gross profits. That percentage has increased continuously over the last five years.
- Casey's has sustained an average same-store annual growth of more than 8% in PF&F for the last five fiscal years.
- Based on the number of locations, Casey's is a top-ten retailer of pizza and donuts in the nation.


Torani
HAZELNUT
SYRUP

Fiscal 2011 Outlook

The data from our new store design provides valuable insight into changes that can drive the most return on investment in existing stores. We plan to continue to aggressively look for ways to make those changes in an effort to enhance overall productivity.

One of the best ways to lose an advantage in business is to become complacent. Therefore while continuing to reinforce our powerful prepared food brand of fresh, high-quality, high-value products, we'll develop new products and put new spins on old favorites to keep pace with changing consumer trends.

Gasoline

FY 2010:
- Same-store sales – down 0.1%
- Average margin – 13.9 cents per gallon

FY 2011 Goal:
- Same-store sales – up 1.0%
- Average margin – 13.5 cents per gallon


Sales (In Millions)
$946
$1,010
$1,074
$302
$336
$366
1,219
1,242
1,283
08 09 10
08 09 10
08 09 10
Grocery & Other Merchandise
Prepared Food & Fountain
Gasoline (Gallons)

We were pleased that gasoline prices in fiscal year 2010 did not repeat the high volatility of 2009, which was unlike anything our Company had encountered.

The monthly average retail price per-gallon of gasoline in fiscal 2009 fluctuated from $1.59 to $3.85, an unprecedented range. While fiscal 2010 was not a repeat of 2009, the average monthly price in fiscal 2010 never dropped below $2 per gallon and ranged as high as $2.70.

That meant the bulk of fiscal 2010 featured significantly higher gas prices compared to a year earlier, which adversely impacted sales. However, gasoline margins finished at 13.9 cents per gallon, significantly higher than our 11-cent goal for fiscal 2010.

A Change in Paradigm

We may be seeing a paradigm shift in the way gasoline is priced and sold, which helps explain increased margins. Retailers in our marketing area are much quicker to raise prices in response to wholesale price hikes. They are also increasingly hesitant to pull those prices down as wholesale prices fall.

The reason has to do with increasing credit card fees impacting overall gross profit of operators and a more challenging gasoline and cigarette marketing environment. One of the ways retailers try to offset some of these gross profit challenges and make up for softness in other parts of their business is through a more rational pricing strategy in the gasoline side of their business.

Fiscal 2011 Outlook

We anticipate market forces will continue to put pressure on retailers in our area resulting in sustaining high gasoline margins next fiscal year. We will continue our gas pricing philosophy to identify the competition around each store, monitor their gas price daily and adjust our price accordingly. We want customers to have confidence that if they come to Casey's, they will find the lowest gas price in the area.


Margin
33.1%
33.7%
33.6%
62.3%
61.4%
63.8%
13.9¢
12.9¢
13.9¢
08 09 10
Grocery & Other Merchandise
Prepared Food & Fountain
Gasoline (Per Gallon)


Gross Profit (In Millions)
$312.7
$340.0
$360.4
$188.3
$206.0
$233.5
$169.3
$159.9
$178.2
08 09 10
Grocery & Other Merchandise
Prepared Food & Fountain
Gasoline



COFFEE BAR
ANSWER THE GROWL
ANSWER THE GROWL
Doritos Spicy Nacho
Lay's Kettle Cooked
Lay's Dill Pickle
$1.29
Doritos Nacho Cheese
Lay's Classic
$1.29
Sun Chips
Baked! Lay's
Ruffles
$1.29
Cheetos
Cheetos Puffs
$1.29
Funyuns
Fritos


JUICE

STORE DEVELOPMENT

GIVEN THE POSITIVE DATA FROM OUR NEW STORE DESIGN, WE WILL BE TAKING STEPS TO INCREASE NEW STORE CONSTRUCTION, including moving into our tenth state, while building on our major remodeling initiative Company-wide.

SHARING WHAT WORKS
adding Arkansas

We built 18 new stores in 2010 and acquired 37 more. We also replaced 20 stores during the fiscal year. "Replace" means we either tore down a store and rebuilt on the same site, or closed a store and then built in a different location within the same market, whichever made the most business sense.

Escalating New Construction, Adding a New State

Over the course of fiscal 2011, we will accelerate real estate purchases in anticipation of increased new store openings in the coming fiscal years. Among those new stores will be several in Arkansas, which joins Iowa, Minnesota, Illinois, South Dakota, North Dakota, Kansas, Missouri, Wisconsin and Kansas in our family of states. We are actively looking at expanding into other states contiguous to our current market as well.

Major Remodeling Initiative

In many instances remodeling is a better, more cost-effective way to increase profits than a new store or a total replacement. "A major remodel" entails knocking down walls and physically increasing space to incorporate more cooler and expanded prepared food areas — to include our made-to-order sub sandwich program and coffee bar — when possible. We expect major remodeling projects in about 20 or so stores Company-wide in fiscal 2011. We are confident that our remodeling plans will deliver the same revenue-lifting benefits we've seen in our new store design at the most cost-effective price.

Connecting with the Community

Casey's has always been proud to be a part of the communities we serve, and we strive to create and maintain good relationships with our customers and fellow business operators. We understand that the success of our Company is tied directly to the success of each community we serve.

We also understand that, at its core, business is a human endeavor, and it's important for people to do what they can to help others in need. That's why Casey's encourages employees at all levels to support community causes that fit with their values.

Individual stores and Casey's as a corporation annually donate millions to local, regional and national charitable causes. We also use store locations to offer our customers opportunities to support causes such as St. Jude's Children's Hospital and the Muscular Dystrophy Association.

Last year, through the generosity of our customers, Casey's was the largest contributor to St. Jude's in the nation. The element of serving a community is so important that CEO Robert Myers sits on the corporate Contribution Committee that meets weekly.



YEAR END 2010: 1,531 CORPORATE STORES
2011 EXPECTATION: 4% TO 6% UNIT GROWTH, PRIMARILY THROUGH ACQUISITION

Number of Stores per State


97
37
10
104
436
377
65
109
296
Coming Soon

Corporate Stores


1454
1478
1531
08 09 10

Store Growth


0
16
18
08 09 10
New Store Constructions
12
16
37
08 09 10
Acquisitions

CORPORATE FINANCE



$647.5
$721.2
$824.3
$181.4
$167.9
$154.8
15.6%
5.9%
4.3%
08 09 10
08 09 10
08 09 10
Equity
Long-Term Debt
Capital Structure (In Millions)
Operating Expenses Increase

Fiscal 2011 — Capital Expense Budget

New Stores & Acquisitions	$108M
Replacements	$37M
Maintenance & Remodels	$26M
Transportation & Information Systems	$18M

Positioned for Continued Growth

Casey's traditionally strong balance sheet will power our strategy of aggressive replacement, remodeling, acquisition and new store construction for fiscal 2011 and beyond. The Company's prudent approach to corporate finance is the foundation of our tradition of building shareholder value.

Corporate Finance

Cash and cash equivalents at fiscal 2010 year-end totaled $151.7 million. Long-term debt decreased $13.1 million to $154.8 million. Total debt to capital ratio declined to about 19.5%. Shareholder equity grew 14.3% to $824.3 million.

Staying Vigilant on Expenses

Casey's continued its tradition of objective, ongoing review and management of operating expenses in fiscal year 2010. Operating expenses in the year grew by just 4.3% compared to fiscal 2009.

New Store Return on Investment

Return on Invested Capital for fiscal 2010 was approximately 12.9%, which was above our expectations.

Data from our new-design stores shows that while they are more expensive to operate, those higher expenses were offset by impressive revenue gains. With solid proof that the new store design is profitable, Casey's will move more aggressively to build new stores and remodel existing structures while remaining true to our prudent approach to corporate finance.

Fiscal 2011 Outlook

As we did in fiscal 2010, Casey's expects to fund remodeling, new store constructions and acquisitions with existing cash and cash flows. Our low debt-to-capital ratio also puts the Company in a strong position to move quickly to capitalize on any rapidly developing growth opportunities.

In fiscal year 2011, Casey's will continue to focus on return on investment for every planned expansion.

Above all, Casey's will continue our tradition of making decisions surrounding the operations and expansion of our stores in the context of building shareholder value over the long term. Keeping that goal at the forefront of Company operations is the main reason Casey's is positioned for growth in fiscal 2011 and beyond.



INVESTOR information

FORTUNE

CASEY'S BREAKS INTO THE FORTUNE 500.

In April 2010, Casey's reached another milestone in its track record of building shareholder value. Casey's General Stores, Inc. officially became number 485 on the Fortune 500 list. We think the achievement speaks well for our execution of plans for sustainable, long-term growth.

Common Stock

Casey's General Stores, Inc. common stock trades on the Nasdaq Global Select Market under the symbol CASY. The 50.9 million shares of common stock outstanding at April 30, 2010 had a market value of $2 billion. As of that same date, there were 2,165 shareholders of record.

Common Stock Market Prices

Calendar 2008	**High**	**Low**
1st Quarter	$ 29.65	$ 21.69
2nd Quarter	26.30	19.97
3rd Quarter	30.48	21.80
4th Quarter	31.11	20.63

Calendar 2009	**High**	**Low**
1st Quarter	$ 28.06	$ 18.32
2nd Quarter	28.43	23.58
3rd Quarter	31.70	24.47
4th Quarter	33.06	29.10

Calendar 2010	**High**	**Low**
1st Quarter	$ 32.38	$ 29.03
2nd Quarter	39.50	31.54

On July 9, 2010, the last reported sales price of the Company's common stock was $35.84 per share. On that same date, the market cap was $1.8 billion.

Dividends

The Company began paying cash dividends during fiscal 1991. The dividends paid in fiscal 2010 totaled $0.34 per share. At its June 10, 2010 meeting, the Board of Directors increased the quarterly dividend to $0.10 per share. The dividend is payable on August 16, 2010 to shareholders of record on August 2, 2010.

Dividend Reinvestment and Stock Purchase Plan

This plan, introduced in the fall of 1998, gives holders of Casey's General Stores, Inc. common stock a convenient and economical way of purchasing additional shares at market prices by reinvesting their dividends in full or in part. Stockholders may also take advantage of the cash payment option to purchase additional shares. Those wishing to enroll should contact the transfer agent and registrar:

Computershare Trust Company, N.A.
250 Royall Street | Canton, MA 02021
Telephone 781-575-2000 | www.computershare.com

Investor Inquiries

Current or prospective Casey's General Stores, Inc. investors can receive annual reports, proxy statements, Forms 10-K and 10-Q, and earnings announcements at no cost by calling (515) 965-6107 or sending written requests to the following address:

Casey's General Stores, Inc.
One Convenience Blvd. | Ankeny, Iowa 50021

Corporate information, including monthly same-store sales data for the Company's three business categories, is also available at www.caseys.com. Quarterly conference calls are broadcast live over the Internet via the Investor Relations Web page and made available in archived format. Broadcast times for the quarterly calls will be announced on the Web page and in corresponding press releases.

FORM 10-K

TABLE OF CONTENTS

< 18
1 >

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended April 30, 2010

Commission File Number ~~0-12788~~ 1-34700

CASEY'S GENERAL STORES, INC.

(Exact name of registrant as specified in its charter)

IOWA	42-0935283
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*

ONE CONVENIENCE BLVD., ANKENY, IOWA

(Address of principal executive offices)

50021

(Zip Code)

(515) 965-6100

(Registrant's telephone number, including area code)

Securities Registered pursuant to Section 12(b) of the Act

COMMON STOCK	NASDAQ
(Title of Class)	*(Name of Exchange on which Registered)*
SERIES A SERIAL PREFERRED STOCK PURCHASE RIGHTS	NASDAQ
(Title of Class)	*(Name of Exchange on which Registered)*

Securities Registered pursuant to Section 12(g) of the Act

NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes [ ] No [X]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [ ] No [ ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

Large accelerated filer [X] Accelerated filer [ ] Non-accelerated filer [ ]
Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

As of October 30, 2009, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $1,550,288,764, based on the closing sales price ($31.53 per share) as quoted on the NASDAQ Global Select Market.

Indicate the number of shares outstanding of each of the issuer's class of common stock, as of the latest practicable date.

Class	Outstanding at June 24, 2010
Common Stock, no par value per share	50,939,162 shares

DOCUMENTS INCORPORATED BY REFERENCE

The information called for by Item 5 of Part II and Items 10, 11, 12, 13 and 15 of Part III is hereby incorporated by reference from the definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission not later than 120 days after April 30, 2010.

PART I

ITEM 1. BUSINESS

The Company

Casey's General Stores, Inc. and its wholly owned subsidiaries (the Company/Casey's/we) operate convenience stores under the name "Casey's General Store", "HandiMart" and "Just Diesel" in nine Midwestern states, primarily Iowa, Missouri, and Illinois. The stores carry a broad selection of food (including freshly prepared foods such as pizza, donuts, and sandwiches), beverages, tobacco products, health and beauty aids, automotive products, and other nonfood items. In addition, all stores offer gasoline for sale on a self-service basis. Our fiscal year runs from May 1 through April 30 of each year. On April 30, 2010, there were a total of 1,531 Casey's General Stores in operation. There were 18 stores newly constructed and 37 acquired stores opened in fiscal 2010. There was also one store closed in fiscal 2010. We operate a central warehouse, Casey's Distribution Center, adjacent to our corporate headquarters in Ankeny, Iowa, through which we supply grocery and general merchandise items to our stores.

Approximately 61% of all our stores are located in areas with populations of fewer than 5,000 persons, while approximately 14% of our stores are located in communities with populations exceeding 20,000 persons. The Company competes on the basis of price as well as on the basis of traditional features of convenience store operations such as location, extended hours, and quality of service.

Casey's, with executive offices at One Convenience Blvd., Ankeny, Iowa 50021-8045 (telephone 515-965-6100) was incorporated in Iowa in 1967. Two of our subsidiaries, Casey's Marketing Company (Marketing Company) and Casey's Services Company (Services Company), also operate from the Corporate Headquarters facility and were incorporated in Iowa in March 1995. A third subsidiary, Casey's Retail Company, was incorporated in Iowa in 2004 and a fourth subsidiary, CGS Sales Corp., was incorporated in 2008 and both also operate from these facilities.

The Company's Internet address is www.caseys.com. Each year we make available through our website current reports on Form 8-K, quarterly reports on Form 10-Q, our annual report on Form 10-K, and amendments to those reports free of charge as soon as reasonably practicable after they have been electronically filed with the Securities and Exchange Commission. Additionally, you can go to our website to read our Financial Code of Ethics and Code of Conduct; we intend to post disclosure of any waivers to the Code to the extent such disclosure is legally required.

General

We seek to meet the needs of residents of smaller towns by combining features of both general store and convenience store operations. Smaller communities often are not served by national-chain convenience stores. We have succeeded at operating Casey's General Stores in smaller towns by offering, at competitive prices, a broader selection of products than does a typical convenience store. We have also succeeded in meeting the needs of residents in larger communities with these offerings. We currently own most of our real estate, including the Casey's Distribution Center and Corporate Headquarters facility.

The Company derives its revenue primarily from the retail sale of gasoline and the products offered in our stores. Our sales historically have been strongest during the first and second fiscal quarters (May through October) and relatively weaker during the third and fourth (November through April). In warmer weather, customers tend to purchase greater quantities of gasoline and certain convenience items such as beer, soft drinks, and ice.

Corporate Subsidiaries

The Marketing Company and the Services Company were organized as Iowa corporations in March 1995, and both are wholly owned subsidiaries of Casey's. Casey's Retail Company was organized as an Iowa corporation in April 2004 and CGS Sales Corp. was organized as an Iowa Corporation in 2008, and both are also wholly-owned subsidiaries of Casey's.

Casey's Retail Company operates stores in Illinois, Kansas, Minnesota, Nebraska, and South Dakota; it also holds the rights to the Casey's trademark and trade name. The Marketing Company owns and has responsibility for the operation of stores in Iowa, Missouri, Wisconsin, and Indiana. The Marketing Company also has responsibility for all of our wholesale operations, including the Distribution Center. The Services Company provides a variety of construction and transportation services for all stores. CGS Sales Corp. operates a store in Onawa, Iowa.

Store Operations

Products Offered

Each Casey's General Store typically carries over 3,000 food and nonfood items. Many of the products offered are those generally found in a supermarket. The selection is generally limited to one or two well-known brands of each item stocked. Most of our staple foodstuffs are nationally advertised brands. Stores sell regional brands of dairy and bakery products, and approximately 88% of the stores offer beer. Our nonfood items include tobacco products, health and beauty aids, school supplies, housewares, pet supplies, photo supplies, and automotive products.

All Casey's General Stores offer gasoline or gasohol for sale on a self-service basis. The gasoline and gasohol generally are sold under the Casey's name.

It is our policy to continually make additions to the Company's product line, especially products with higher gross profit margins. As a result, we have added various prepared food items to our product line over the years, facilitated by the installation of snack centers, which now are in most stores. The snack centers sell sandwiches, fountain drinks, and other items that have gross profit margins higher than those of general staple goods. As of April 30, 2010, the Company was selling donuts prepared on store premises in approximately 98% of our stores in addition to cookies, brownies, and Danish rolls. The Company installs donut-making equipment in all newly constructed stores.

We began marketing made-from-scratch pizza in 1984, and it is available in 1,490 stores (97%) as of April 30, 2010. Although pizza is our most popular prepared food offering, we continue to expand our prepared food product line, which now includes ham and cheese sandwiches, pork and chicken fritters, sausage sandwiches, chicken tenders, popcorn chicken, sub sandwiches, breakfast croissants and biscuits, breakfast pizza, hash browns, quarter-pound hamburgers and cheeseburgers, and potato cheese bites.

The growth in our proprietary prepared food program reflects management's strategy to promote high-margin products that are compatible with convenience store operations. In the last three fiscal years, retail sales of nongasoline items have generated about 29% of our total revenue, but they have resulted in approximately 74% of our retail gross profits. Gross profit margins on prepared food items averaged approximately 63% during the same thirty-six months—substantially higher than the gross profit margin on retail sales of gasoline, which averaged approximately 5%.

Store Design

Casey's General Stores are freestanding and, with a few exceptions to accommodate local conditions, conform to standard construction specifications. The most recent store design measures 39 feet by 92 feet with approximately 2,300 square feet devoted to sales area, 500 square feet to kitchen space, 400 square feet to storage, and 2 large public restrooms. Store lots have sufficient frontage and depth to permit adequate drive-in parking facilities on one or more sides of each store. Each new store typically includes 4 to 8 islands of gasoline dispensers and storage tanks with capacity for 30,000 to 50,000 gallons of gasoline. The merchandising display follows a standard layout designed to encourage a flow of customer traffic through all sections of every store. All stores are air-conditioned and have modern refrigeration equipment. Nearly all the store locations feature our bright red and yellow pylon sign which displays Casey's name and service mark.

All Casey's General Stores remain open at least sixteen hours per day, seven days a week. Most store locations are open from 6:00 a.m. to 11:00 p.m., although hours of operation may be adjusted on a store-by-store basis to accommodate customer traffic patterns. We require that all stores maintain a bright, clean interior and provide prompt checkout service. It is our policy not to install electronic games or sell adult magazines on store premises.

Store Locations

The Company traditionally has located its stores in smaller towns not served by national-chain convenience stores. Management believes that a Casey's General Store provides a service not otherwise available in small towns and that a convenience store in an area with limited population can be profitable if it stresses sales volume and competitive prices. Our store-site selection criteria emphasize the population of the immediate area and daily highway traffic volume. Where there is no competing store, we can often operate profitably at a highway location in a community with a population of as few as 400.

Other Information

On March 9, 2010, the Company received an unsolicited proposal from Couche-Tard to acquire all outstanding shares of common stock of the Company at a price of $36 per share in cash. After careful consideration of the strategic, financial and legal aspects of the proposal and the nature and timing of the proposal, the Company's Board of Directors unanimously determined that the proposal was not in the best interests of the Company and unanimously determined to reject the proposal. Couche-Tard made public its unsolicited proposal to acquire the Company on April 9, 2010. Subsequently, on June 2, 2010, Couche-Tard and its indirect wholly owned subsidiary, ACT Acquisition Sub, Inc., commenced a tender offer for all outstanding shares of common stock of the Company, together with the Rights, for $36 per share in cash. On the same date, Couche-Tard also publicly announced, and notified the Company of, its intent to nominate and solicit proxies for the election of a slate of nine directors at the 2010 annual meeting of the Company's shareholders. The Board of Directors thoroughly considered numerous factors regarding Couche-Tard's tender offer and, in consultation with its legal and financial advisors and senior management of the Company, determined that Couche-Tard's tender offer substantially undervalues the Company. Accordingly, the Board of Directors has recommended that the Company's shareholders reject the offer and not tender their shares. During the fourth quarter of fiscal 2010, the Company incurred $6.9 million in legal and advisory fees related to the evaluation of the unsolicited tender offer and related actions by Couche-Tard. Responding to Couche-Tard's unsolicited tender offer and related actions is expected to result in the incurrence of additional expenses in fiscal 2011, which are expected to be material to the Company's financial position and results of operations.

Gasoline Operations

Gasoline sales are an important part of our revenue and earnings. Approximately 69% of Casey's total revenue for the year ended April 30, 2010 was derived from the retail sale of gasoline. The following table summarizes gasoline sales for the three fiscal years ended April 30, 2010:

Year ended April 30,	2010	2009	2008
Number of gallons sold	**1,283,479,481**	1,242,269,981	1,218,820,162
Total retail gasoline sales	**$ 3,177,489,872**	$ 3,323,616,288	$ 3,570,228,422
Percentage of total revenue	**68.5%**	70.9%	73.7%
Gross profit percentage (excluding credit card fees)	**5.6%**	4.8%	4.7%
Average retail price per gallon	**$ 2.48**	$ 2.68	$ 2.93
Average gross profit margin per gallon (excluding credit card fees)	**13.88¢**	12.87¢	13.89¢
Average number of gallons sold per store*	**853,725**	859,114	835,948

*Includes only those stores in operation at least one full year on April 30 of the fiscal year indicated.

Retail prices of gasoline decreased during the year ended April 30, 2010. The total number of gallons we sold during this period increased, primarily because of the higher number of stores in operation and our efforts to price our retail gasoline to compete in local market areas. For additional information concerning the Company's gasoline operations, see Item 7 herein.

Distribution and Wholesale Arrangements

The Marketing Company supplies all stores with groceries, food, health and beauty aids, and general merchandise from our distribution center. The stores place orders for merchandise through a telecommunications link-up to the computer at our headquarters in Ankeny, and we fill the orders with weekly shipments in Company-owned delivery trucks. All of our existing and most of our proposed stores are within the Distribution Center's optimum efficiency range--a radius of approximately 500 miles.

In fiscal 2010, we purchased directly from manufacturers a majority of the food and nonfood items sold from our distribution center. It is our practice, with few exceptions, not to enter into long-term supply contracts with any of the suppliers of products sold by Casey's General Stores. We believe the practice enables us to respond flexibly to changing market conditions.

Personnel

On April 30, 2010, we had 8,045 full-time employees and 11,389 part-time employees. We have not experienced any work stoppages. There are no collective bargaining agreements between the Company and any of its employees.

Competition

Our business is highly competitive. Food, including prepared foods, and nonfood items similar or identical to those sold by the Company are generally available from various competitors in the communities served by Casey's General Stores. We believe our stores located in smaller towns compete principally with other local grocery and convenience stores, similar retail outlets, and, to a lesser extent, prepared food outlets, restaurants, and expanded gasoline stations offering a more limited selection of grocery and food items for sale. Stores located in more heavily populated communities may compete with local and national grocery and drug store chains, expanded gasoline stations, supermarkets, discount food stores, and traditional convenience stores. Convenience store chains competing in the larger towns served by Casey's General Stores include Quik Trip, Kwik Trip, and regional chains. Some of the Company's competitors have greater financial and other resources than we do. These competitive factors are discussed further in Item 7 of this Form 10-K.

Service Marks

The name "Casey's General Store" and the service mark consisting of the Casey's design logo (with the words "Casey's General Store") are our registered service marks under federal law. We believe these service marks are of material importance in promoting and advertising the Company's business.

Government Regulation

The United States Environmental Protection Agency and several states, including Iowa, have established requirements for owners and operators of underground gasoline storage tanks (USTs) with regard to (i) maintenance of leak detection, corrosion protection, and overfill/spill protection systems; (ii) upgrade of existing tanks; (iii) actions required in the event of a detected leak; (iv) prevention of leakage through tank closings; and (v) required gasoline inventory recordkeeping. Since 1984, new stores have been equipped with noncorroding fiberglass USTs, including some with double-wall construction, overfill protection, and electronic tank monitoring. We currently have 3,431 USTs, 2,849 of which are fiberglass and 582 are steel, and we believe that substantially all capital expenditures for electronic monitoring, cathodic protection, and overfill/spill protection to comply with the existing UST regulations have been completed. Additional regulations or amendments to the existing UST regulations could result in future expenditures.

Several states in which we do business have trust fund programs with provisions for sharing or reimbursing corrective action or remediation costs incurred by UST owners. In the years ended April 30, 2010 and 2009, we spent approximately $1,083,000 and $1,128,000, respectively, for assessments and remediation. Substantially all of these expenditures were submitted for reimbursement from state-sponsored trust fund programs. As of April 30, 2010, approximately $13,210,000 has been received from such programs since inception. The payments are typically subject to statutory provisions requiring repayment of the reimbursed funds for noncompliance with upgrade provisions or other applicable laws. No amounts are currently expected to be repaid. At April 30, 2010, we had an accrued liability of approximately $187,000 for estimated expenses related to anticipated corrective actions or remediation efforts, including relevant legal and consulting costs. We believe we have no material joint and several environmental liability with other parties.

ITEM 1A. RISK FACTORS

You should carefully consider the risks described in this report before making a decision to invest in our securities. The risks and uncertainties described are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial could negatively impact our results of operations or financial condition in the future. If any of such risks actually occur, our business, financial condition, and/or results of operations could be materially adversely affected. In that case, the trading price of our securities could decline and you might lose all or part of your investment.

Risks Related to Our Industry

The convenience store industry is highly competitive.

The industry and geographic areas in which we operate are highly competitive and marked by ease of entry and constant change in the number and type of retailers offering the products and services found in our stores. We compete with other convenience store chains, gasoline stations, supermarkets, drugstores, discount stores, club stores, and mass merchants. In recent years, several nontraditional retailers such as supermarkets, club stores, and mass merchants have affected the convenience store industry by entering the gasoline retail business. These nontraditional gasoline retailers have obtained a significant share of the motor fuels market, and their market share is expected to grow. In some of our markets, our competitors have been in existence longer and have greater financial, marketing, and other resources than we do. As a result, our competitors may be able to respond better to changes in the economy and new opportunities within the industry. To remain competitive, we must constantly analyze consumer preferences and competitors' offerings and prices to ensure we offer convenience products and services consumers demand at competitive prices. We must also maintain and upgrade our customer service levels, facilities, and locations to remain competitive and attract customer traffic. Major competitive factors include, among others, location, ease of access, gasoline brands, pricing, product and service selections, customer service, store appearance, cleanliness, and safety.

The volatility of wholesale petroleum costs could adversely affect our operating results.

Over the past three fiscal years, on average our gasoline revenues accounted for approximately 71% of total revenue and our gasoline gross profit accounted for approximately 23% of total gross profit. Crude oil and domestic wholesale petroleum markets are marked by significant volatility. General political conditions, acts of war or terrorism, and instability in oil producing regions, particularly in the Middle East and South America, could significantly affect crude oil supplies and wholesale petroleum costs. In addition, the supply of gasoline and our wholesale purchase costs could be adversely affected in the event of a shortage, which could result from, among other things, lack of capacity at United States oil refineries or the absence of gasoline contracts that guarantee an uninterrupted, unlimited supply of gasoline. Significant increases and volatility in wholesale petroleum costs could result in significant increases in the retail price of petroleum products and in lower gasoline average margin per gallon. Increases in the retail price of petroleum products could adversely affect consumer demand for gasoline. Volatility makes it difficult to predict the impact that future wholesale cost fluctuations will have on our operating results and financial condition. These factors could adversely affect our gasoline gallon volume, gasoline gross profit, and overall customer traffic, which in turn would affect our sales of grocery and general merchandise and prepared food products.

Wholesale cost increases of tobacco products could affect our operating results.

Sales of tobacco products have averaged approximately 9% of our total revenue over the past three fiscal years, and our tobacco gross profit accounted for approximately 13% of total gross profit for the same period. Significant increases in wholesale cigarette costs or tax increases on tobacco products may have an adverse effect on unit demand for cigarettes domestically. Currently, major cigarette manufacturers offer rebates to retailers. We include these rebates as a component of our gross margin from sales of cigarettes. In the event these rebates are no longer offered or decreased, our wholesale cigarette costs will increase accordingly. In general, we attempt to pass price increases on to our customers. Due to competitive pressures in our markets, however, we may not always be able to do so. These factors could adversely affect our retail price of cigarettes, cigarette unit volume and revenues, merchandise gross profit, and overall customer traffic.

Future legislation and campaigns to discourage smoking may have a material adverse effect on our revenues and gross profit.

Future legislation and national, state and local campaigns to discourage smoking could have a substantial impact on our business, as consumers adjust their behaviors in response to such legislation and campaigns. Reduced demand for cigarettes could have a material adverse effect on sales of, and margins for, the cigarettes we sell.

Future consumer or other litigation could adversely affect our financial condition and results of operations.

Our retail operations are characterized by a high volume of customer traffic and by transactions involving a wide array of product selections. These operations carry a higher exposure to consumer litigation risk when compared to the operations of companies operating in many other industries. Consequently, we may become a party to individual personal injury, bad fuel, products liability and other legal actions in the ordinary course of our business. While these actions are generally routine in nature, incidental to the operation of our business and immaterial in scope, if our assessment of any action or actions should prove inaccurate, our financial condition and results of operations could be adversely affected. Additionally, we are occasionally exposed to industry-wide or class-action claims arising from the products we carry or industry-specific business practices. For example, various petroleum marketing retailers, distributors and refiners are currently defending class-action claims alleging that the sale of unadjusted volumes of fuel at temperatures in excess of 60 degrees Fahrenheit violates various state consumer protection laws due to the expansion of the fuel with the increase of fuel temperatures. Certain claims asserted in these lawsuits, if resolved against us, could give rise to substantial damages. Our defense costs and any resulting damage awards or settlement amounts may not be fully covered by our insurance policies. Thus, an unfavorable outcome or settlement of one or more of these lawsuits could have a material adverse effect on our financial position, liquidity and results of operations in a particular period or periods.

General economic conditions that are largely out of the Company's control may adversely affect the Company's financial condition and results of operations.

Recessionary economic cycles, higher interest rates, higher fuel and other energy costs, inflation, increases in commodity prices, higher levels of unemployment, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect consumer spending or buying habits could adversely affect the demand for products the Company sells in its stores. In addition, the recent turmoil in the financial markets may have an adverse effect on the U.S. and world economy, which could negatively impact consumer spending patterns. There can be no assurances that government responses to the disruptions in the financial markets will restore consumer confidence.

Risks Related to Our Business

Unfavorable weather conditions could adversely affect our business.

All of our stores are located in the Midwest region of the United States, which is susceptible to thunderstorms, extended periods of rain, flooding, ice storms, and heavy snow. Inclement weather conditions could damage our facilities or could have a significant impact on consumer behavior, travel, and convenience store traffic patterns as well as our ability to operate our locations. In addition, we typically generate higher revenues and gross margins during warmer weather months, which fall within our first and second fiscal quarters. If weather conditions are not favorable during these periods, our operating results and cash flow from operations could be adversely affected.

We may not be able to identify, acquire, and integrate new stores, which could adversely affect our ability to grow our business.

An important part of our recent growth strategy has been to acquire other convenience stores that complement our existing stores or broaden our geographic presence. From May 1, 2009 through April 30, 2010 we acquired 37 convenience stores. We expect to continue pursuing acquisition opportunities.

Acquisitions involve risks that could cause our actual growth or operating results to differ materially from our expectations or the expectations of securities analysts. These risks include:

- The inability to identify and acquire suitable sites at advantageous prices;
- Competition in targeted market areas;
- Difficulties during the acquisition process in discovering some of the liabilities of the businesses that we acquire;
- Difficulties associated with our existing financial controls, information systems, management resources and human resources needed to support our future growth;
- Difficulties with hiring, training and retaining skilled personnel, including store managers;
- Difficulties in adapting distribution and other operational and management systems to an expanded network of stores;
- Difficulties in obtaining governmental and other third-party consents, permits and licenses needed to operate additional stores;
- Difficulties in obtaining the cost savings and financial improvements we anticipate from future acquired stores;
- The potential diversion of our senior management's attention from focusing on our core business due to an increased focus on acquisitions; and
- Challenges associated with the consummation and integration of any future acquisition.

We are subject to federal and state environmental and other regulations.

Our business is subject to extensive governmental laws and regulations that include but are not limited to environmental and employment laws and regulations; health care; legal restrictions on the sale of alcohol, tobacco, and lottery products; requirements related to minimum wage, working conditions, public accessibility, and citizenship. A violation of or change in such laws and/or regulations could have a material adverse effect on our business, financial condition, and results of operations.

Under various federal, state, and local laws, regulations, and ordinances, we may, as the owner/operator of our locations, be liable for the costs of removal or remediation of contamination at these or our former locations, whether or not we knew of, or were responsible for, the presence of such contamination. Failure to remediate such contamination properly may make us liable to third parties and adversely affect our ability to sell or lease such property.

Compliance with existing and future environmental laws regulating underground storage tanks may require significant capital expenditures and increased operating and maintenance costs. The remediation costs and other costs required to clean up or treat contaminated sites could be substantial. We pay tank registration fees and other taxes to state trust funds established in our operating areas in support of future remediation obligations.

These state trust funds are expected to pay or reimburse us for remediation expenses less a deductible. To the extent third parties do not pay for remediation as we anticipate, we will be obligated to make these payments, which could materially adversely affect our financial condition and results of operations. Reimbursements from state trust funds will be dependent on the maintenance and continued solvency of the various funds.

In the future, we may incur substantial expenditures for remediation of contamination that has yet to be discovered at existing locations or at locations we may acquire. We cannot assure you that we have identified all environmental liabilities at all of our current and former locations; that material environmental conditions not known to us do not exist; that future laws, ordinances, or regulations will not impose material environmental liability on us; or that a material environmental condition does not otherwise exist at any one or more of our locations. In addition, failure to comply with any environmental laws, regulations, or ordinances or an increase in regulations could adversely affect our operating results and financial condition.

State laws regulate the sale of alcohol, tobacco, and lottery products. A violation or change of these laws could adversely affect our business, financial condition, and results of operations because state and local regulatory agencies have the power to approve, revoke, suspend, or deny applications for and renewals of permits and licenses relating to the sale of these products or to seek other remedies.

Any appreciable increase in income, overtime pay, or the statutory minimum wage rate or adoption of mandated healthcare benefits would result in an increase in our labor costs. Such cost increase or the penalties for failing to comply with such statutory minimum could adversely affect our business, financial condition, and results of operations. State or federal lawmakers or regulators may also enact new laws or regulations applicable to us that may have a material adverse and potentially disparate impact on our business.

The dangers inherent in the storage and transport of motor fuel could cause disruptions and could expose to us potentially significant losses, costs or liabilities.

We store motor fuel in storage tanks at our retail locations. Additionally, we transport a significant portion of our motor fuel in our own trucks, instead of by third-party carriers. Our operations are subject to significant hazards and risks inherent in transporting and storing motor fuel. These hazards and risks include, but are not limited to, fires, explosions, traffic accidents, spills, discharges and other releases, any of which could result in distribution difficulties and disruptions, environmental pollution, governmentally-imposed fines or clean-up obligations, personal injury or wrongful death claims and other damage to our properties and the properties of others. As a result, any such event could have a material adverse effect on our business, financial condition and results of operations.

We may incur costs or liabilities as a result of litigation or adverse publicity resulting from concerns over food quality, health or other issues that could cause customers to avoid our convenience stores.

We may be the subject of complaints or litigation arising from food-related illness or injury in general which could have a negative impact on our business. Additionally, negative publicity, regardless of whether the allegations are valid, concerning food quality, food safety or other health concerns, employee relations or other matters related to our operations may materially adversely affect demand for our food and could result in a decrease in customer traffic to our convenience stores.

It is critical to our reputation that we maintain a consistent level of high quality at our convenience stores. Health concerns, poor food quality or operating issues stemming from one store or a limited number of stores could materially adversely affect the operating results of some or all of our stores.

Because we depend on our senior management's experience and knowledge of our industry, we could be adversely affected were we to lose key members of our senior management team.

We are dependent on the continued efforts of our senior management team. If, for any reason, our senior executives do not continue to be active in management, our business, financial condition or results of operations could be adversely affected. We also rely on our ability to recruit qualified store managers, supervisors, district managers, regional managers and other store personnel. Failure to continue to attract these individuals at reasonable compensation levels could have a material adverse effect on our business and results of operations.

We rely on our information technology systems to manage numerous aspects of our business, and a disruption of these systems could adversely affect our business.

We depend on our information technology (IT) systems to manage numerous aspects of our business transactions and provide analytical information to management. Our IT systems are an essential component of our business and growth strategies, and a serious disruption to our IT systems could significantly limit our ability to manage and operate our business efficiently. These systems are vulnerable to, among other things, damage and interruption from power loss or natural disasters, computer system and network failures, loss of telecommunications services, physical and electronic loss of data, security breaches and computer viruses. Any disruption could cause our business and competitive position to suffer and cause our operation results to be reduced. Also, our business continuity plan could fail.

Other Risks

Any issuance of shares of our common stock in the future could have a dilutive effect on your investment.

We could issue additional shares for investment, acquisition, or other business purposes. Even if there is not an immediate need for capital, we may choose to issue securities to sell in public or private equity markets if and when conditions are favorable. Raising funds by issuing securities would dilute the ownership interests of our existing shareholders. Additionally, certain types of equity securities we may issue in the future could have rights, preferences, or privileges senior to the rights of existing holders of our common stock.

Iowa law and provisions in our charter documents may have the effect of preventing or hindering a change in control and adversely affecting the market price of our common stock.

Our articles of incorporation give the Company's board of directors the authority to issue up to 1 million shares of preferred stock and to determine the rights and preferences of the preferred stock without obtaining shareholder approval. The existence of this preferred stock could make it more difficult or discourage an attempt to obtain control of the Company by means of a tender offer, merger, proxy contest, or otherwise. Furthermore, this preferred stock could be issued with other rights, including economic rights, senior to our common stock, thereby having a potentially adverse effect on the market price of our common stock.

On April 16, 2010, the Board of Directors adopted a Rights Plan, providing for the distribution of one right (a "Right") for each share of common stock outstanding. Each Right entitles the holder to purchase one one-thousandth (1/1000th) of a share of Series A Serial Preferred Stock, no par value per share, of the Company at a price of $95.00. Each Right also entitles the holder to purchase common shares in the surviving entity at 50% of the market price. The Rights generally become exercisable at the discretion of the Board of Directors following a public announcement that 15% or more of the Company's common stock has been acquired or an intent to acquire has become apparent. The Rights will expire on the earlier of April 15, 2011 or redemption by the Company. Certain terms of the Rights are subject to adjustment to prevent dilution.

Other provisions of our articles of incorporation and bylaws and of Iowa law could make it more difficult for a third party to acquire us or hinder a change in management, even if doing so would be beneficial to our shareholders. For example, Section 409.1110 of the Iowa Business Corporation Act prohibits publicly held Iowa corporations to which it applies from engaging in a *business combination* with an *interested shareholder* for a period of three years after the date of the transaction in which the person became an interested shareholder unless the business combination is approved in a prescribed manner. Further, Section 490.1108A of the Iowa Business Corporation Act permits a board of directors, in the context of a takeover proposal, to consider not only the effect of a proposed transaction on shareholders, but also on a corporation's employees, suppliers, customers, creditors, and on the communities in which the corporation operates. These provisions could discourage others from bidding for our shares and could, as a result, reduce the likelihood of an increase in our stock price that would otherwise occur if a bidder sought to buy our stock.

We may, in the future, adopt other measures that could have the effect of delaying, deferring, or preventing an unsolicited takeover, even if such a change in control were at a premium price or favored by a majority of unaffiliated shareholders. These measures may be adopted without any further vote or action by our shareholders.

The unsolicited takeover attempt by Alimentation Couche-Tard Inc. ("Couche-Tard") will likely require us to incur significant additional costs.

On March 9, 2010, the Company received an unsolicited proposal from Couche-Tard to acquire all outstanding shares of common stock of the Company at a price of $36 per share in cash. After careful consideration of the strategic, financial and legal aspects of the proposal and the nature and timing of the proposal, our Board of Directors unanimously determined that the proposal was not in the best interests of the Company and unanimously determined to reject the proposal. Couche-Tard made public its unsolicited proposal to acquire the Company on April 9, 2010. Subsequently, on June 2, 2010, Couche-Tard and its indirect wholly owned subsidiary, ACT Acquisition Sub, Inc., commenced a tender offer for all outstanding shares of common stock of the Company, together with the Rights, for $36 per share in cash. On the same date, Couche-Tard also publicly announced, and notified the Company of, its intent to nominate and solicit proxies for the election of a slate of nine directors at the 2010 annual meeting of the Company's shareholders. Our Board of Directors thoroughly considered numerous factors regarding Couche-Tard's tender offer and, in consultation with its legal and financial advisors and senior management of the Company, determined that Couche-Tard's tender offer substantially undervalues the Company. Accordingly, our Board of Directors has recommended that the Company's shareholders reject the offer and not tender their shares.

During the fourth quarter of fiscal 2010, the Company incurred $6.9 million in legal and advisory fees related to the evaluation of the unsolicited tender offer and related actions by Couche-Tard. Responding to Couche-Tard's unsolicited tender offer and related actions is expected to result in the incurrence of additional expenses in fiscal 2011, which are expected to be material to the Company's financial position and results of operations.

Couche-Tard's unsolicited takeover bid is disruptive to our business and may distract our management and employees and create uncertainty that may adversely affect our business and results.

The review and consideration of the Couche-Tard tender offer and related actions by Couche-Tard, have been, and may continue to be, a significant distraction for our management and employees and have required, and may continue to require, the expenditure of significant time and resources by the Company. Couche-Tard's tender offer and related actions have also created uncertainty for the Company's employees, and this uncertainty may adversely affect our ability to retain key employees and to hire new talent. Further, Couche-Tard's tender offer and related actions may create uncertainty for the Company's current and potential business partners, which may cause them to terminate, or not to renew or enter into, arrangements with the Company. In addition, if the Couche-Tard nominees are elected to our Board of Directors, the ability of management to work effectively and efficiently with our Board of Directors with respect to the day to day operations and development of the Company may be restricted, and as a result, the Company's business may be harmed. These foregoing effects, alone or in combination, may harm the Company's business and have a material adverse effect on the Company's results of operations.

The market price for our common stock has been and may in the future be volatile, which could cause the value of your investment to decline.

Securities markets worldwide experience significant price and volume fluctuations. This market volatility could significantly affect the market price of our common stock without regard to our operating performance. In addition, the price of our common stock could be subject to wide fluctuations in response to these and other factors:

- A deviation in our results from the expectations of public market analysts and investors;
- Statements by research analysts about our common stock, company, or industry;
- Changes in market valuations of companies in our industry and market evaluations of our industry generally;
- Additions or departures of key personnel;
- Actions taken by our competitors;
- Couche-Tard's unsolicited tender offer and speculation concerning a potential sale of the Company;
- Sales of common stock by the Company, senior officers, or other affiliates; and
- Other general economic, political, or market conditions, many of which are beyond our control.

The market price of our common stock will also be affected by our quarterly operating results and quarterly comparable store sales growth, which may be expected to fluctuate from quarter to quarter. The following are factors that may affect our quarterly results and comparable store sales: general, regional, and national economic conditions; competition; unexpected costs; changes in retail pricing, consumer trends, and the number of stores we open and/or close during any given period; costs of compliance with corporate governance and Sarbanes-Oxley requirements. Other factors are discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations. You may not be able to resell your shares of our common stock at or above the price you pay.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

We own our corporate headquarters and distribution center. Located on an approximately 45-acre site in Ankeny, Iowa, these adjacent facilities and our vehicle service and maintenance center occupy a total of approximately 375,000 square feet. The original complex was completed in February 1990 and placed in full service at that time. In fiscal 2007, we added 98,000 square feet to the distribution center, 20,000 square feet of office space, additional paving for truck parking, and necessary drainage and landscaping improvements.

On April 30, 2010, we also owned the land at 1,497 store locations and the buildings at 1,505 locations and leased the land at 34 locations and the buildings at 26 locations. Most of the leases provide for the payment of a fixed rent plus property taxes and insurance and maintenance costs. Generally, the leases are for terms of ten to twenty years with options to renew for additional periods or options to purchase the leased premises at the end of the lease period.

ITEM 3. LEGAL PROCEEDINGS

The information required to be set forth under this heading is incorporated by reference from Note 10, Contingencies, to the Consolidated Financial Statements included in Part II, Item 8.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock

Casey's common stock trades on the Nasdaq Global Select Market under the symbol CASY. The 50,926,162 shares of common stock outstanding at April 30, 2010 had a market value of $2 billion, and there were 2,165 shareholders of record.

Common Stock Market Prices

Calendar 2008	High	Low	Calendar 2009	High	Low	Calendar 2010	High	Low
Q1	$ 29.65	$ 21.69	Q1	$ 28.06	$ 18.32	Q1	$ 32.38	$ 29.03
Q2	26.30	19.97	Q2	28.43	23.58			
Q3	30.48	21.80	Q3	31.70	24.47			
Q4	31.11	20.63	Q4	33.06	29.10			

Dividends

We began paying cash dividends during fiscal 1991.The dividends paid in fiscal 2010 totaled $0.34 per share. The dividends paid in fiscal 2009 totaled $0.30 per share. On June 10, 2010, the Board of Directors declared a quarterly dividend of $0.10 payable August 16, 2010 to shareholders of record on August 2, 2010. The Board expects to review the dividend every year at its June meeting.

The cash dividends declared during the calendar years 2008-10 were as follows:

Calendar 2008	Cash dividend declared	Calendar 2009	Cash dividend declared	Calendar 2010	Cash dividend declared
Q1	$ 0.065	Q1	$ 0.075	Q1	$ 0.085
Q2	0.075	Q2	0.085	Q2	0.10
Q3	0.075	Q3	0.085		
Q4	0.075	Q4	0.085		
	$ 0.29		$ 0.33		

ITEM 6. SELECTED FINANCIAL DATA (In thousands, except per share amounts)

Statement of Earnings Data

Years ended April 30,	**2010**	2009	2008	2007	2006
Total revenue	**$4,637,087**	$ 4,690,525	$ 4,843,259	$ 4,047,062	$ 3,522,204
Cost of goods sold	**3,844,735**	3,966,919	4,155,493	3,461,613	2,992,763
Gross profit	**792,352**	723,606	687,766	585,449	529,441
Operating expenses	**526,291**	504,449	476,211	414,904	367,185
Depreciation and amortization	**73,546**	69,451	67,893	64,320	57,521
Interest, net	**10,933**	10,626	9,792	11,184	8,896
Earnings from continuing operations before income taxes	**181,582**	139,080	133,870	95,041	95,839
Federal and state income taxes	**64,620**	53,390	48,979	33,150	34,288
Net earnings from continuing operations	**116,962**	85,690	84,891	61,891	61,551
Cumulative effect of accounting change, net of tax benefit	--------	--------	--------	--------	1,083
Net earnings	**$ 116,962**	$ 85,690	$ 84,891	$ 61,891	$ 60,468
Basic					
Earnings from continuing operations	**$ 2.30**	$ 1.69	$ 1.68	$ 1.23	$ 1.22
Cumulative effect of accounting change, net of tax benefit	--------	--------	--------	--------	.02
Net earnings	**$ 2.30**	$ 1.69	$ 1.68	$ 1.23	$ 1.20
Diluted					
Earnings from continuing operations	**$ 2.29**	$ 1.68	$ 1.67	$ 1.22	$ 1.21
Cumulative effect of accounting change, net of tax benefit	--------	--------	--------	--------	.02
Net earnings	**$ 2.29**	$ 1.68	$ 1.67	$ 1.22	$ 1.19
Weighted average number of common shares outstanding–basic	**50,899**	50,787	50,681	50,468	50,310
Weighted average number of common shares outstanding–diluted	**51,053**	50,917	50,859	50,668	50,610
Dividends paid per common share	**$ 0.34**	$ 0.30	$ 0.26	$ 0.20	$ 0.18

Balance Sheet Data

As of April 30,	**2010**	2009	2008	2007	2006
Current assets	**$ 310,263**	$ 284,727	$ 313,256	$ 240,619	$ 192,766
Total assets	**1,388,775**	1,262,695	1,219,200	1,129,271	988,899
Current liabilities	**240,886**	221,243	259,099	234,267	245,056
Long-term debt, net of current maturities	**154,754**	167,887	181,443	199,504	106,512
Shareholders' equity	**824,319**	721,030	647,472	572,264	523,190

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Dollars in thousands)

Please read the following discussion of the Company's financial condition and results of operations in conjunction with the selected historical consolidated financial data and consolidated financial statements and accompanying notes presented elsewhere in this Form 10-K.

Overview

The Company operates convenience stores under the name "Casey's General Store", "HandiMart" and "Just Diesel" in nine Midwestern states, primarily Iowa, Missouri and Illinois. On April 30, 2010, there were a total of 1,531 stores in operation. All stores offer gasoline for sale on a self-serve basis and carry a broad selection of food (including freshly prepared foods such as pizza, donuts and sandwiches), beverages, tobacco products, health and beauty aids, automotive products and other non-food items. We derive our revenue from the retail sale of gasoline and the products offered in our stores.

Approximately 61% of all Casey's General Stores are located in areas with populations of fewer than 5,000 persons, while approximately 14% of all stores are located in communities with populations exceeding 20,000 persons. We operate a central warehouse, the Casey's Distribution Center, adjacent to our Corporate Headquarters facility in Ankeny, Iowa, through which we supply grocery and general merchandise items to our stores. At April 30, 2010, the Company owned the land at 1,497 store locations and the buildings at 1,505 locations, and leased the land at 34 locations and the buildings at 26 locations.

During the fourth quarter of fiscal 2010, the Company earned $0.43 in earnings per share compared to $0.31 per share for the same quarter a year ago. The results include $6.9 million in legal and advisory fees related to the evaluation of the unsolicited offer and related actions by Alimentation Couche-Tard. Without the effect of those fees, earnings would have been approximately $0.51 for the quarter. Fiscal 2010 basic earnings per share were $2.30 versus $1.69 for the prior year. The Company's business is seasonal, and generally the Company experiences higher sales and profitability during the first and second fiscal quarters (May-October), when customers tend to purchase greater quantities of gasoline and certain convenience items such as beer and soft drinks.

During the 2010 fiscal year, we acquired 37 convenience stores from other parties and completed 18 new store constructions. The Company also replaced 20 stores incorporating the new store design that includes a larger coffee and fountain offering, made-to-order sub sandwich program, and expanded cooler capacity.

The fourth quarter results reflected a 0.2% increase in same-store gasoline gallons sold, with an average margin of approximately 13.1 cents per gallon. For the fiscal year, same-store gallons were unchanged with an average margin of 13.9 cents per gallon. The Company's policy is to price to the competition, so the timing of retail price changes is driven by local competitive conditions.

Same store sales of grocery and other merchandise increased 3.1% and prepared foods and fountain increased 5.3% during the fourth quarter.

The relatively weak U.S. economy and increased unemployment have generally had an adverse impact on consumer disposable income in the Midwest. These conditions have not lowered the over-all demand for gasoline and the merchandise sold in stores, but management expects to continue facing a challenging operating environment in the coming months. For further information concerning the Company's operating environment and certain conditions that may affect future performance, see the "Forward-looking Statements" at the end of this Item 7.

Unsolicited Takeover Attempt by Couche-Tard

On March 9, 2010, the Company received an unsolicited proposal from Couche-Tard to acquire all outstanding shares of common stock of the Company at a price of $36 per share in cash. After careful consideration of the strategic, financial and legal aspects of the proposal and the nature and timing of the proposal, the Board of Directors unanimously determined that the proposal was not in the best interests of the Company and unanimously determined to reject the proposal. Couche-Tard made public its unsolicited proposal to acquire the Company on April 9, 2010. Subsequently, on June 2, 2010, Couche-Tard and its indirect wholly owned subsidiary, ACT Acquisition Sub, Inc., commenced a tender offer for all outstanding shares of common stock of the Company, together with the Rights, for $36 per share in cash. On the same date, Couche-Tard publicly announced, and notified the Company of, its intent to nominate and solicit proxies for the election of a slate of nine directors at the 2010 annual meeting of the Company's shareholders. The Board of Directors thoroughly considered numerous factors regarding Couche-Tard's tender offer and, in consultation with its legal and financial advisors and senior management of the Company, determined that Couche-Tard's tender offer substantially undervalues the Company. Accordingly, the Board of Directors has recommended that the Company's shareholders reject the offer and not tender their shares.

Please see Note 10, Contingencies, to the Consolidated Financial Statements included in Part II, Item 8 for a discussion of certain litigation commenced in respect of Couche-Tard's tender offer and related actions.

Fiscal 2010 Compared with Fiscal 2009

Total revenue for fiscal 2010 decreased 1.1% to $4,637,087, primarily due to a 7.5% decrease in average gas prices. That result was partially offset by an increase in the number of gallons sold and an increase in same-store inside sales (grocery & other merchandise and prepared food & fountain). Retail gasoline sales for the fiscal year were $3,177,490, a decrease of 4.4%, and gallons sold increased 3.3% to 1,283,479. Inside sales increased 6.9% to $1,439,301, primarily due to increases in the cigarette and fountain categories and a greater number of stores in operation.

Total gross profit margin was 17.1% for fiscal 2010 compared with 15.4% for the prior year. The gas margin increased to 5.6% in fiscal 2010 from 4.8% in fiscal 2009. The grocery & other merchandise margin decreased to 33.6% in fiscal 2010 from 33.7% in fiscal 2009. The prepared food & fountain margin increased to 63.8% from 61.4% primarily due to the lower cost of cheese during fiscal 2010.

Operating expenses increased 4.3% in fiscal 2010 primarily due to a $6,862 pre-tax charge related to the evaluation of the unsolicited offer and related actions by Alimentation Couche-Tard. The Company also received a $1,543 rebate of contractual amounts of credit card transaction fees which should have been recorded in prior periods. When you eliminate the impact of those two items, as well as the impact from the $9,100 legal settlement and $2,553 flood loss from a year ago, operating expenses would have increased 5.7% for the year. Lower retail gasoline prices resulted in lower sales, which increased the operating expense ratio to 11.3% of total revenue in fiscal 2010 from 10.8% in the prior year. Lower retail gasoline prices also helped reduce our transportation costs and credit card fees during the first half of the year.

Depreciation and amortization expense increased 5.9% to $73,546 in fiscal 2010 from $69,451 in fiscal 2009. The increase was due to capital expenditures made in fiscal 2010.

The effective tax rate decreased 280 basis points to 35.6% in fiscal 2010 from 38.4% in fiscal 2009. The decrease in the effective tax rate was primarily due to a tax benefit resulting from a change in an uncertain tax position relating to a refund of tax credits.

Net earnings increased to $116,962 in fiscal 2010 from $85,690 in fiscal 2009. The increase was due primarily to an increase in same-store sales from the prior year, an increase in the average margin on prepared food & fountain sales, and an increase in the gross profit margin per gallon on gasoline sold.

Fiscal 2009 Compared with Fiscal 2008

Total revenue for fiscal 2009 decreased 3.2% to $4,690,525, primarily due to an 8.7% decrease in gas prices. That result was partially offset by an increase in the number of gallons sold and an increase in same-store inside sales (grocery & other merchandise and prepared food & fountain). Retail gasoline sales for the fiscal year were $3,323,616, a decrease of 6.9%, and gallons sold increased 1.9% to 1,242,270. Inside sales increased 7.8% to $1,346,161.

Cost of goods sold as a percentage of total revenue was 84.6% for fiscal 2009 compared with 85.8% for the prior year. The gas margin increased to 4.8% in fiscal 2009 from 4.7% in fiscal 2008. The grocery & other merchandise margin increased to 33.7% in fiscal 2009 from 33.1% in fiscal 2008 due to the continued popularity of high-margin beverages and gains in the cigarette category. The prepared food & fountain margin decreased to 61.4% from 62.3% primarily due to the higher cost of cheese during fiscal 2009.

Operating expenses increased 5.9% in fiscal 2009 primarily due to a $9,100 pre-tax charge related to the previously disclosed settlement of two wage and hour lawsuits and losses of $2,553 related to the five stores damaged by the significant flooding in the upper Midwest in June 2008. Without the effect of the lawsuit settlements and flood damages, operating expenses would have increased only 3.5%. Lower gasoline prices resulted in lower sales, which increased the operating expense ratio to 10.8% of total revenue in fiscal 2009 from 9.8% in the prior year. Lower gasoline prices also helped reduce our transportation costs and credit card fees during the second half of the year.

Depreciation and amortization expense increased 2.3% to $69,451 in fiscal 2009 from $67,893 in fiscal 2008. The increase was due to capital expenditures made in fiscal 2009.

The effective tax rate increased 180 basis points to 38.4% in fiscal 2009 from 36.6% in fiscal 2008. The increase in the effective tax rate was primarily due to the increase to the deferred tax liability to reflect a correction to accumulated tax over book depreciation.

Net earnings increased to $85,690 in fiscal 2009 from $84,891 in fiscal 2008. The slight increase was due primarily to an increase in same-store sales from the prior year, and an increase in the average margin on grocery & other merchandise sales.

COMPANY TOTAL REVENUE AND GROSS PROFIT

Years ended April 30,	2010	2009	2008
Total revenue			
Gasoline	**$ 3,177,490**	$ 3,323,616	$ 3,570,228
Grocery & other merchandise	**1,073,508**	1,010,474	945,951
Prepared food & fountain	**365,793**	335,686	302,315
Other	**20,296**	20,749	24,765
	$ 4,637,087	$ 4,690,525	$ 4,843,259
Gross profit (1)			
Gasoline	**$ 178,176**	$ 159,851	$ 169,308
Grocery & other merchandise	**360,432**	340,044	312,743
Prepared food & fountain	**233,507**	205,997	188,333
Other	**20,237**	17,714	17,382
	$ 792,352	$ 723,606	$ 687,766

INDIVIDUAL STORE COMPARISONS (2)

Years ended April 30,	2010	2009	2008
Average retail sales	**$ 3,070**	$ 3,228	$ 3,305
Average retail inside sales	**958**	928	856
Average gross profit on inside items	**389**	373	340
Average retail sales of gasoline	**2,112**	2,301	2,449
Average gross profit on gasoline (3)	**119**	108	115
Average operating income (4)	**164**	146	136
Average number of gallons sold	**854**	859	836

(1) Gross profits represent total revenue less cost of goods sold. Gross profit is given before charge for depreciation and amortization.

(2) Individual store comparisons include only those stores that had been in operation for at least one full year on April 30 of the fiscal year indicated.

(3) Retail gasoline profit margins have a substantial impact on our net income. Profit margins on gasoline sales can be adversely affected by factors beyond our control, including oversupply in the retail gasoline market, uncertainty or volatility in the wholesale gasoline market, and price competition from other gasoline marketers. Any substantial decrease in profit margins on retail gasoline sales or the number of gallons sold could have a material adverse effect on our earnings.

(4) Average operating income represents retail sales less cost of goods sold and operating expenses attributable to a particular store; it excludes federal and state income taxes, Company operating expenses not attributable to a particular store, and our matching contribution paid to the 401(k) Plan.

Critical Accounting Policies

Critical accounting policies are those accounting policies that we believe are important to the portrayal of our financial condition and results of operations and require management's most difficult, subjective judgments, often because of the need to estimate the effects of inherently uncertain factors.

Inventory

Inventories, which consist of merchandise and gasoline, are stated at the lower of cost or market. For gasoline, cost is determined through the use of the first-in, first-out (FIFO) method. For merchandise inventories, cost is determined through the use of the last-in, first-out (LIFO) method applied to inventory values determined primarily by the FIFO method for warehouse inventories and the retail inventory method (RIM) for store inventories, except for cigarettes, beer, pop, and prepared foods, which are valued at cost. RIM is an averaging method widely used in the retail industry because of its practicality.

Under RIM, inventory valuations are at cost and the resulting gross margins are calculated by applying a cost-to-retail ratio to sales. Inherent in the RIM calculations are certain management judgments and estimates that could affect the ending inventory valuation at cost and the resulting gross margins.

Vendor allowances include rebates and other funds received from vendors to promote their products. We often receive such allowances on the basis of quantitative contract terms that vary by product and vendor or directly on the basis of purchases made. Rebates are recognized as reductions of inventory costs when purchases are made; reimbursements of an operating expense (e.g., advertising) are recorded as reductions of the related expense.

Long-lived Assets

The Company periodically monitors closed and underperforming stores for an indication that the carrying amount of assets may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recognized to the extent the carrying value of the assets are less than their estimated fair value. Fair value is based on management's estimate of the future cash flows to be generated and the amount that could be realized from the sale of assets in a current transaction between willing parties. The estimate is derived from offers, actual sale or disposition of assets subsequent to year-end, and other indications of asset value. In determining whether an asset is impaired, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets, which for us is generally on a store-by-store basis. We recorded impairment charges of $100 in fiscal 2010, $1,262 in fiscal 2009, and $450 in fiscal 2008.

Self-insurance

We are primarily self-insured for workers' compensation, general liability, and automobile claims. The self-insurance claim liability is determined actuarially based on claims filed and an estimate of claims incurred but not yet reported. Actuarial projections of the losses are employed due to the high degree of variability in the liability estimates. Some factors affecting the uncertainty of claims include the development time frame, settlement patterns, litigation and adjudication direction, and medical treatment and cost trends. The liability is not discounted. The balance of our self-insurance reserves were $20,713 and $19,111 for the years ended April 30, 2010 and 2009, respectively.

Liquidity and Capital Resources

Due to the nature of our business, cash provided by operations is our primary source of liquidity. We finance our inventory purchases primarily from normal trade credit aided by relatively rapid inventory turnover. This turnover allows us to conduct operations without large amounts of cash and working capital. As of April 30, 2010, the Company's ratio of current assets to current liabilities was 1.29 to 1. The ratio at April 30, 2009 and at April 30, 2008 was 1.29 to 1 and 1.21 to 1, respectively. We believe our current $50,000 bank line of credit together with cash flow from operations will be sufficient to satisfy the working capital needs of our business.

Net cash provided by operating activities increased $43,444 (25.5%) in the year ended April 30, 2010, primarily because of large increases in net earnings and accounts payable. Accounts payable increased primarily due to the higher cost per gallon of gasoline. This result was partially offset by a large increase in inventories and a decrease in accrued expenses. Cash used in investing activities in the year ended April 30, 2010 increased $28,188 (19.4%) primarily due to the increase in the store acquisitions from the prior year. Cash used in financing activities increased slightly $447 (1.3%), primarily due to an increase in dividends paid.

Capital expenditures represent the single largest use of Company funds. We believe that by reinvesting in stores, we will be better able to respond to competitive challenges and increase operating efficiencies. During fiscal 2010, we expended $174,921 for property and equipment, primarily for the acquisition and remodeling of stores compared with $148,164 in the prior year. In fiscal 2011, we anticipate expending between $189,000 and $243,000, primarily from existing cash and funds generated by operations, for construction, acquisition, and remodeling of stores.

As of April 30, 2010, we had long-term debt, net of current maturities, of $154,754 consisting of $100,000 in principal amount of 5.72% senior notes, series A and B; $28,572 in principal amount of 7.38% senior notes; $16,000 in principal amount of senior notes, series A through series F, with interest rates ranging from 6.18% to 7.23%; $503 of mortgage notes payable; and $9,679 of capital lease obligations.

Interest on the 5.72% senior notes series A and series B is payable on the 30th day of each March and September. Principal on the senior notes series A and series B is payable in various installments beginning September 30, 2012. We may prepay the 5.72% senior notes series A and series B in whole or in part at any time in an amount of not less than $2,000 at a redemption price calculated in accordance with the Note Agreement dated September 29, 2006 between the Company and the purchasers of the 5.72% senior notes series A and series B.

Interest on the 7.38% senior notes is payable on the 29th day of each June and December. Principal on the 7.38% senior notes is payable in 21 semi-annual installments beginning December 29, 2010 with the remaining principal payable December 29, 2020 at the rate of 7.38% per annum. We may prepay the 7.38% notes in whole or in part at any time in an amount of not less than $1,000 or in integral multiples of $100 in excess thereof at a redemption price calculated in accordance with the Note Agreement dated December 1, 1995 between the Company and the purchaser of the 7.38% notes.

Interest on the 6.18% to 7.23% senior notes series A through series F is payable on the 23rd day of each April and October. Principal on the 6.18% to 7.23% senior notes series A through series F is payable in various installments beginning April 23, 2004. We may prepay the 6.18% to 7.23% senior notes series A through series F in whole or in part at any time in an amount of not less than $1,000 or integral multiples of $100 in excess thereof at a redemption price calculated in accordance with the Note Agreement dated April 15, 1999 between the Company and the purchasers of the 6.18% to 7.23% senior notes series A through series F.

To date, we have funded capital expenditures primarily from the proceeds of the sale of common stock, issuance of 6.25% convertible subordinated debentures (converted into shares of common stock in 1994), the previously described senior notes, a mortgage note and through funds generated from operations. Future capital required to finance operations, improvements, and the anticipated growth in the number of stores is expected to come from cash generated by operations, the bank line of credit, and additional long-term debt or other securities as circumstances may dictate. We do not expect such capital needs to adversely affect liquidity.

The table below presents our significant contractual obligations, including interest, at April 30, 2010:

Contractual obligations	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Senior notes	$ 216,404	23,443	35,110	43,353	114,498
Mortgage notes	10,693	10,177	516	---------	---------
Capital lease obligations	18,885	1,194	2,344	1,925	13,422
Operating lease obligations	1,352	325	704	322	1
Unrecognized tax benefits	5,482	---------	---------	---------	---------
Deferred compensation	12,788	---------	---------	---------	---------
Total	$ 265,604	35,139	38,674	45,600	127,921

Unrecognized tax benefits relate to uncertain tax positions and since we are not able to reasonably estimate the timing of the payments or the amount by which the liability will increase or decrease over time, the related balances have not been reflected in the "Payments due by period" section of the table.

At April 30, 2010, the Company had a total of $5,482 in gross unrecognized tax benefits. Of this amount, $3,572 represents the amount of unrecognized tax benefits that, if recognized, would impact our effective tax rate. These unrecognized tax benefits relate to the state income tax filing positions and federal tax credits claimed for the Company's corporate subsidiaries. The total amount of accrued interest and penalties for such unrecognized tax benefits was $250 as of April 30, 2010. Interest and penalties related to income taxes are classified as income tax expense in our consolidated financial statements. The federal statute of limitations remains open for the years 2006 and forward. Tax years 2003 and forward are subject to audit by state tax authorities depending on open statute of limitations waivers and the tax code of each state.

A number of years may elapse before an uncertain tax position is audited and ultimately settled. It is difficult to predict the ultimate outcome or the timing of resolution for uncertain tax positions. It is reasonably possible that the amount of unrecognized tax benefits could significantly increase or decrease within the next twelve months. These changes could result from the expiration of the statute of limitations, examinations or other unforeseen circumstances. As of April 30, 2010, the Company did not have any ongoing federal income tax examinations. One state has an examination in progress. The Company did not have any outstanding litigation related to tax matters. At this time, management believes it is reasonably possible the aggregate amount of unrecognized tax benefits will decrease by approximately $1,172 within the next 12 months due to the finalization of a state tax examination.

Included in long-term liabilities on our consolidated balance sheet at April 30, 2010, was a $12,788 obligation for deferred compensation. As the specific payment dates for the deferred compensation are unknown due to the unknown retirement dates of many of the participants, the related balances have not been reflected in the "Payments due by period" section of the table. However, certain payments will be due during the next 5 years.

At April 30, 2010, we were partially self-insured for workers' compensation claims in all nine states of our marketing territory; we also were partially self-insured for general liability and auto liability under an agreement that provides for annual stop-loss limits equal to or exceeding approximately $1,000. To facilitate this agreement, letters of credit approximating $11,000 and $10,000, respectively, were issued and outstanding at April 30, 2010 and 2009, on the insurance company's behalf. We renew the letters of credit on an annual basis.

Forward-looking Statements

This Form 10-K contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 as amended and Section 21E of the Securities Exchange Act of 1934 as amended. Forward-looking statements represent our expectations or beliefs concerning future events, including (i) any statements regarding future sales and gross profit percentages, (ii) any statements regarding the continuation of historical trends, and (iii) any statements regarding the sufficiency of the Company's cash balances and cash generated from operations and financing activities for the Company's future liquidity and capital resource needs. The words *believe, expect, anticipate, intend, estimate, project* and similar expressions are intended to identify forward-looking statements. We caution you that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements, including without limitations the factors described in this Form 10-K.

We ask you not to place undue reliance on such forward-looking statements because they speak only of our views as of the statement dates. Although we have attempted to list the important factors that presently affect the Company's business and operating results, we further caution you that other factors may in the future prove to be important in affecting the Company's results of operations. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

In addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements, factors that could cause the Company's actual results to differ materially from those contemplated in any forward-looking statements include, among others, the following:

Competition

Our business is highly competitive and marked by ease of entry and constant change in terms of the numbers and type of retailers offering the products and services found in stores. Many of the food (including prepared foods) and nonfood items similar or identical to those we sell are generally available from a variety of competitors in the communities served by our stores, and we compete with other convenience store chains, gasoline stations, supermarkets, drug stores, discount stores, club stores, mass merchants, and fast-food outlets (with respect to the sale of prepared foods). Sales of nongasoline items (particularly prepared food items) have contributed substantially to our gross profit on retail sales in recent years. Gasoline sales are intensely competitive. We compete for gasoline sales with both independent and national brand gasoline stations, other convenience store chains, and several nontraditional gasoline retailers such as supermarkets in specific markets. Some of these other gasoline retailers may have access to more favorable arrangements for gasoline supply than do we or the firms that supply our stores. Some of our competitors have greater financial, marketing, and other resources than we have and therefore may be able to respond better to changes in the economy and new opportunities within the industry.

Gasoline Operations

Gasoline sales are an important part of our revenue and earnings, and retail gasoline profit margins have a substantial impact on our net income. Profit margins on gasoline sales can be affected adversely by factors beyond our control, including the supply of gasoline available in the retail gasoline market, uncertainty or volatility in the wholesale gasoline market, increases in wholesale gasoline costs generally during a period, and price competition from other gasoline marketers. The market for crude oil and domestic wholesale petroleum products is volatile and is affected by general political conditions and instability in oil producing regions such as the Middle East and South America. The volatility of the wholesale gasoline market makes it extremely difficult to predict the impact of future wholesale cost fluctuation on our operating results and financial conditions. These factors could materially affect gasoline gallon volume, gasoline gross profit, and overall customer traffic levels at stores. Any substantial decrease in profit margins on gasoline sales or in the number of gallons sold by stores could have a material adverse effect on our earnings.

The Company purchases its gasoline from a variety of independent national and regional petroleum distributors. Although in recent years suppliers have not experienced any difficulties in obtaining sufficient amounts of gasoline to meet our needs, unanticipated national and international events could result in a reduction of gasoline supplies available for distribution. Any substantial curtailment in our gasoline supply would reduce gasoline sales. Further, we believe a significant amount of our business results from the patronage of customers primarily desiring to purchase gasoline; accordingly, reduced gasoline supplies could adversely affect the sale of nongasoline items. Such factors could have a material adverse impact on our earnings and operations.

Tobacco Products

Sales of tobacco products represent a significant portion of our revenues. Significant increases in wholesale cigarette costs and tax increases on tobacco products as well as national and local campaigns to discourage smoking in the United States could have an adverse effect on the demand for cigarettes sold by stores. We attempt to pass price increases on to our customers, but competitive pressures in specific markets may prevent us from doing so. These factors could materially affect the retail price of cigarettes, the volume of cigarettes sold by stores, and overall customer traffic.

Environmental Compliance Costs

The United States Environmental Protection Agency and several of the states in which we do business have adopted laws and regulations relating to underground storage tanks used for petroleum products. In the past, we have incurred substantial costs to comply with such regulations, and additional substantial costs may be necessary in the future. Several states in which we do business have trust fund programs with provisions for sharing or reimbursing corrective action or remediation costs. Any reimbursements received in respect to such costs typically are subject to statutory provisions requiring repayment of the reimbursed funds for any future noncompliance with upgrade provisions or other applicable laws. Although we regularly accrue expenses for the estimated costs related to future corrective action or remediation efforts, there can be no assurance that the accrued amounts will be sufficient to pay such costs or that we have identified all environmental liabilities at all of our current store locations. In addition, there can be no assurance that we will not incur substantial expenditures in the future for remediation of contamination or related claims that have not been discovered or asserted with respect to existing store locations or locations that we may acquire in the future, that we will not be subject to any claims for reimbursement of funds disbursed to us under the various state programs, and/or that additional regulations or amendments to existing regulations will not require additional expenditures beyond those presently anticipated.

Seasonality of Sales

Company sales generally are strongest during its first two fiscal quarters (May-October) and weakest during the third and fourth fiscal quarters (November-April). In the warmer months, customers tend to purchase greater quantities of gasoline and certain convenience items such as beer, soft drinks, and ice. Difficult weather conditions (such as flooding, prolonged rain, or snowstorms) in any quarter, however, may adversely reduce sales at affected stores and may have an adverse impact on our earnings for that period.

Unsolicited Takeover Attempt by Couche-Tard

During the fourth quarter of fiscal 2010, the Company incurred $6.9 million in legal and advisory fees related to the evaluation of the unsolicited tender offer and related actions by Couche-Tard. Couche-Tard's unsolicited takeover attempt will likely require the Company to incur significant additional costs. In addition, Couche-Tard's unsolicited takeover bid is disruptive to our business and may distract our management and employees and create uncertainty that may adversely affect our business and results. Further, the unsolicited tender offer commenced by Couche-Tard may harm the Company's relationships with its customers, employees and suppliers. These factors as well as other risks resulting from Couche-Tard's actions in connection with its unsolicited tender offer may cause actual results to differ materially from those in the forward-looking statements. There can be no assurance whether a transaction will occur with Couche-Tard or any other party, or at what price.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's exposure to market risk for changes in interest rates relates primarily to our investment portfolio and long-term debt obligations. We place our investments with high-quality credit issuers and, by policy, limit the amount of credit exposure to any one issuer. Our first priority is to reduce the risk of principal loss. Consequently, we seek to preserve our invested funds by limiting default risk, market risk, and reinvestment risk. We mitigate default risk by investing in only high-quality credit securities that we believe to be low risk and by positioning our portfolio to respond appropriately to a significant reduction in a credit rating of any investment issuer or guarantor. The portfolio includes only marketable securities with active secondary or resale markets to ensure portfolio liquidity. We believe an immediate 100-basis-point move in interest rates affecting our floating and fixed rate financial instruments as of April 30, 2010 would have no material effect on pretax earnings.

In the past, we have used derivative instruments such as options and futures to hedge against the volatility of gasoline cost and were at risk for possible changes in the market value of those derivative instruments. No such derivative instruments were used during fiscal year 2010, 2009, or 2008. However, we do from time to time, participate in a forward buy of certain commodities, primarily cheese and coffee.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Casey's General Stores, Inc.:

We have audited the accompanying consolidated balance sheets of Casey's General Stores, Inc. and subsidiaries (the Company) as of April 30, 2010 and 2009, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the years in the three-year period ended April 30, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Casey's General Stores, Inc. and subsidiaries as of April 30, 2010 and 2009 and the results of their operations and their cash flows for each of the years in the three-year period ended April 30, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of April 30, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 28, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Des Moines, Iowa

June 28, 2010

The Board of Directors and Shareholders

Casey's General Stores, Inc.:

We have audited Casey's General Stores, Inc. and subsidiaries (the Company) internal control over financial reporting, as of April 30, 2010, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, appearing under the accompanying Item 9A (Controls and Procedures). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Casey's General Stores, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of April 30, 2010, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Casey's General Stores, Inc. and subsidiaries as of April 30, 2010 and 2009, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the years in the three-year period ended April 30, 2010, and our report dated June 28, 2010 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Des Moines, Iowa

June 28, 2010



CASEY'S GENERAL STORES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (In thousands, except share amounts)

April 30,	2010	2009
Assets		
Current assets		
Cash and cash equivalents	$ 151,676	$ 145,695
Receivables		
Trade	12,111	7,888
Other	--------	3,000
Inventories	124,951	106,528
Prepaid expenses	1,307	1,394
Deferred income taxes	9,417	11,895
Income taxes receivable	10,801	8,327
Total current assets	310,263	284,727
Property and equipment, at cost		
Land	297,833	273,406
Buildings and leasehold improvements	621,882	568,366
Machinery and equipment	784,341	711,090
Leasehold interest in property and equipment	13,849	17,924
	1,717,905	1,570,786
Less accumulated depreciation and amortization	706,994	652,376
Net property and equipment	1,010,911	918,410
Other assets, net of amortization	10,054	8,582
Goodwill	57,547	50,976
Total assets	$ 1,388,775	$ 1,262,695
Liabilities and Shareholders' Equity		
Current liabilities		
Current maturities of long-term debt	$ 24,577	$ 28,442
Accounts payable	145,334	115,436
Accrued expenses		
Wages and related taxes	11,981	23,155
Property taxes	15,267	14,156
Insurance	20,713	19,111
Other	23,014	20,943
Total current liabilities	240,886	221,243
Long-term debt, net of current maturities	154,754	167,887
Deferred income taxes	141,229	125,536
Deferred compensation	12,788	11,085
Other long-term liabilities	14,799	15,914
Total liabilities	564,456	541,665
Commitments and contingencies		
Shareholders' equity		
Preferred stock, no par value, none issued	--------	--------
Common stock, no par value, 50,926,162 and 50,842,712 shares issued and outstanding at April 30, 2010 and 2009, respectively	64,439	60,804
Retained earnings	759,880	660,226
Total shareholders' equity	824,319	721,030
Total liabilities and shareholders' equity	$ 1,388,775	$ 1,262,695

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF EARNINGS (In thousands, except per share amounts)

Years ended April 30,	2010	2009	2008
Total revenue	$ 4,637,087	$ 4,690,525	$ 4,843,259
Cost of goods sold (exclusive of depreciation, shown separately below)	3,844,735	3,966,919	4,155,493
Gross profit	792,352	723,606	687,766
Operating expenses	526,291	504,449	476,211
Depreciation and amortization	73,546	69,451	67,893
Interest, net	10,933	10,626	9,792
Earnings before income taxes	181,582	139,080	133,870
Federal and state income taxes	64,620	53,390	48,979
Net earnings	$ 116,962	$ 85,690	$ 84,891
Earnings per common share			
Basic	$ 2.30	$ 1.69	$ 1.68
Diluted	$ 2.29	$ 1.68	$ 1.67

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (In thousands, except share and per share amounts)

	Common stock	Retained earnings	Total
Balance at April 30, 2007	$ 53,547	$ 518,717	$ 572,264
Net earnings	--------	84,891	84,891
Payment of dividends (26 cents per share)	--------	(13,180)	(13,180)
Proceeds from exercise of stock options (156,950 shares)	2,104	--------	2,104
Tax benefits related to nonqualified stock options	607	--------	607
Stock based compensation	1,432	--------	1,432
Remeasurement of income taxes upon adoption of FIN 48	--------	(646)	(646)
Balance at April 30, 2008	$ 57,690	$ 589,782	$ 647,472
Net earnings	--------	85,690	85,690
Payment of dividends (30 cents per share)	--------	(15,246)	(15,246)
Proceeds from exercise of stock options (93,550 shares)	1,346	--------	1,346
Tax benefits related to nonqualified stock options	512	--------	512
Stock based compensation	1,256	--------	1,256
Balance at April 30, 2009	$ 60,804	$ 660,226	$ 721,030
Net earnings	--------	116,962	116,962
Payment of dividends (34 cents per share)	--------	(17,308)	(17,308)
Proceeds from exercise of stock options (83,450 shares)	1,239	--------	1,239
Tax benefits related to nonqualified stock options	365	--------	365
Stock based compensation	2,031	--------	2,031
Balance at April 30, 2010	**$ 64,439**	**$ 759,880**	**$ 824,319**

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)

Years ended April 30,	2010	2009	2008
Cash flows from operating activities			
Net earnings	$ 116,962	$ 85,690	$ 84,891
Adjustments to reconcile net earnings to net cash provided by operations			
Depreciation and amortization	73,546	69,451	67,893
Other amortization (accretion)	203	(192)	271
Stock-based compensation	2,031	1,256	1,432
Loss on sale of property and equipment	456	4,063	2,907
Deferred income taxes	18,171	16,080	235
Excess tax benefits related to stock option exercises	(365)	(512)	(607)
Changes in assets and liabilities			
Receivables	(1,223)	5,774	(3,230)
Inventories	(15,886)	18,794	(14,405)
Prepaid expenses	87	25	(2,132)
Accounts payable	29,898	(47,907)	28,968
Accrued expenses	(6,567)	15,931	8,972
Income taxes receivable	(3,649)	1,005	1,146
Other, net	404	1,166	1,081
Net cash provided by operating activities	214,068	170,624	177,422
Cash flows from investing activities			
Purchase of property and equipment	(129,233)	(136,351)	(82,498)
Payments for acquisition of businesses	(45,688)	(11,813)	(8,858)
Proceeds from sales of property and equipment	1,769	3,200	3,223
Net cash used in investing activities	(173,152)	(144,964)	(88,133)
Cash flows from financing activities			
Payments of long-term debt	(19,231)	(21,100)	(31,364)
Proceeds from exercise of stock options	1,239	1,346	2,104
Payments of cash dividends	(17,308)	(15,246)	(13,180)
Excess tax benefits related to stock option exercises	365	512	607
Net cash used in financing activities	(34,935)	(34,488)	(41,833)
Net increase (decrease) in cash and cash equivalents	5,981	(8,828)	47,456
Cash and cash equivalents at beginning of year	145,695	154,523	107,067
Cash and cash equivalents at end of year	$ 151,676	$ 145,695	$ 154,523

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION

Cash paid during the year for	2010	2009	2008
Interest, net of amount capitalized	$ 11,677	$ 13,142	$ 15,354
Income taxes	48,825	34,229	47,710
Noncash investing and financing activities			
Property and equipment acquired through notes payable and capitalized lease obligations	2,234	1,603	120

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Dollars in thousands, except share and per share amounts)

1. SIGNIFICANT ACCOUNTING POLICIES

Operations Casey's General Stores, Inc. and its subsidiaries (the Company/Casey's) operate 1,531 convenience stores in nine Midwest states. The stores are located primarily in smaller communities, many with populations of less than 5,000. Retail sales in 2010 were distributed as follows: 69% gasoline, 23% grocery & other merchandise, and 8% prepared food & fountain. The Company's materials are readily available, and the Company is not dependent on a single supplier or only a few suppliers.

Principles of consolidation The consolidated financial statements include the financial statements of Casey's General Stores, Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect 1) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and 2) the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents Cash equivalents consist of money market funds. We consider all highly liquid investments with a maturity at purchase of three months or less to be cash equivalents.

Inventories Inventories, which consist of merchandise and gasoline, are stated at the lower of cost or market; in-store inventory (excluding cigarettes, beer, beverages, and prepared foods, which are stated at cost) is determined by the retail inventory method (RIM). Cost is determined using the first-in, first-out (FIFO) method for gasoline and the last-in, first-out (LIFO) method for merchandise. Below is a summary of the inventory values at April 30, 2010 and 2009:

	Fiscal 2010	Fiscal 2009
Gasoline	**54,439**	37,377
Merchandise	**102,344**	98,988
Merchandise LIFO reserve	**(31,832)**	(29,837)
Total inventory	**124,951**	106,528

Vendor allowances include rebates and other funds received from vendors to promote their products. The Company often receives such allowances on the basis of quantitative contract terms that vary by product and vendor or directly on the basis of purchases made. Vendor rebates in the form of rack display allowances are treated as a reduction in cost of sales and are recognized incrementally over the period covered by the applicable rebate agreement. Vendor rebates in the form of billbacks are treated as a reduction in cost of sales and are recognized at the time the product is sold. Reimbursements of an operating expense (e.g., advertising) are recorded as reductions of the related expense.

Goodwill Goodwill and intangible assets with indefinite lives are tested for impairment at least annually. The Company assesses impairment annually in the fourth quarter using a market based approach to establish fair value. All of the goodwill assigned to the individual stores is aggregated into a single reporting unit due to the similar economic characteristics of the stores. As of April 30, 2010, there was $57,547 of goodwill, and management's analysis of recoverability completed as of the fiscal year-end yielded no evidence of impairment.

Store closings and asset impairment The Company writes down property and equipment of stores it is closing to estimated net realizable value at the time management commits to a plan to close such stores and begins active marketing of the stores. The Company bases the estimated net realizable value of property and equipment on its experience in utilizing and/or disposing of similar assets and on estimates provided by its own and/or third-party real estate experts.

The Company monitors closed and underperforming stores for an indication that the carrying amount of assets may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recognized to the extent carrying value is less than estimated fair value. Fair value is based on management's estimate of the price that would be received to sell an asset in an orderly transaction between market participants. The estimate is derived from offers, actual sale or disposition of assets subsequent to year-end, and other indications of asset value which are considered Level 3 inputs. In determining whether an asset is impaired, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets, which for the Company is generally on a store-by-store basis. The Company incurred impairment charges of $100 in fiscal 2010, $1,262 in fiscal 2009, and $450 in fiscal 2008. Impairment charges are a component of operating expenses.

Depreciation and amortization Depreciation of property and equipment and amortization of capital lease assets are computed principally by the straight-line method over the following estimated useful lives:

Buildings	25-40 years
Machinery and equipment	5-30 years
Leasehold interest in property and equipment	Lesser of term of lease or life of asset
Leasehold improvements	Lesser of term of lease or life of asset

Excise taxes Excise taxes approximating $454,000, $439,000, and $414,000 collected from customers on retail gasoline sales are included in net sales for fiscal 2010, 2009, and 2008, respectively.

Income taxes Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Revenue recognition The Company recognizes retail sales of gasoline, grocery & other merchandise, prepared food & fountain, and commissions on lottery, prepaid phone cards, and video rentals at the time of the sale to the customer. Sales taxes collected from customers are recorded on a net basis in the financial statements.

Earnings per common share Basic earnings per share have been computed by dividing net income by the weighted average outstanding common shares during each of the years. The calculation of diluted earnings per share treats stock options outstanding as potential common shares to the extent they are dilutive.

Asset retirement obligations The Company recognizes the estimated future cost to remove underground storage tanks over the estimated useful life of the storage tank. The Company records a discounted liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long-lived asset at the time an underground storage tank is installed. The Company amortizes the amount added to other assets and recognizes accretion expense in connection with the discounted liability over the remaining life of the tank. The estimates of the anticipated future costs for removal of an underground storage tank are based on our prior experience with removal. The cost estimates are compared to the actual removal cost experienced on an annual basis, and when the actual costs exceed our original estimates, an additional liability for estimated future costs to remove the underground storage tanks will be recognized. Because these estimates are subjective and are currently based on historical costs with adjustments for estimated future changes in the associated costs, we expect the dollar amount of these obligations to change as more information is obtained. There were no material changes in our asset retirement obligation estimates during fiscal 2010. The recorded asset for asset retirement obligations was $6,431 and $6,210 at April 30, 2010 and 2009, respectively, and is recorded in other assets, net of amortization. The discounted liability was $9,067 and $8,642 at April 30, 2010 and 2009, respectively, and is recorded in other long-term liabilities.

Environmental remediation liabilities The Company accrues for environmental remediation liabilities when it is probable a liability has been incurred and the amount of loss can be reasonably estimated.

Derivative instruments The Company occasionally has used derivative instruments such as options and futures to hedge against the volatility of gasoline cost, under which the Company was at risk for possible changes in the market value for these derivative instruments. There were no such options or futures contracts during the years ended April 30, 2010, 2009, or 2008.

Stock-based compensation Stock based compensation is recorded based upon the fair value of the award on the grant date. The cost of the award is recognized in the income statement over the vesting period of the award.

Recent accounting pronouncements Effective May 1, 2009, we adopted new guidance regarding business combinations. We established requirements for the recognition and measurement of identifiable assets acquired, liabilities assumed, noncontrolling interest of the acquiree, goodwill acquired, and gain from bargain purchase. This was applied prospectively to business combinations for which the acquisition date was after May 1, 2009.

Subsequent events Events that have occurred subsequent to April 30, 2010 have been evaluated through the filing date of this Annual Report on Form 10-K with the Securities and Exchange Commission.

Reclassifications Certain amounts in the prior years' financial statements have been reclassified to conform to the current-year presentation, primarily related to discontinued operations and cash flows related to acquisitions. These changes were not considered material.

2. BUSINESS ACQUISITIONS

During the year ended April 30, 2010, the Company acquired 37 stores through a variety of single store and multi-store transactions with several unrelated third parties. The acquisitions were recorded by allocating the cost of the assets acquired, including intangible assets and liabilities assumed, based on their estimated fair values at the acquisition date. The excess of the cost of the acquisition over the net amounts assigned to the fair value of the assets acquired and the liabilities assumed is recorded as goodwill. All of the goodwill associated with these transactions will be deductible for income tax purposes over 15 years.

Allocation of the purchase price for the transactions in aggregate is as follows (in thousands):

Assets acquired:		
Inventories	$	2,537
Property and equipment		36,552
Total assets		39,089
Liabilities assumed:		
Accrued expenses		177
Total liabilities		177
Net tangible assets acquired, net of cash		38,912
Goodwill		6,651
Non-compete agreements		125
Total consideration paid, net of cash acquired	$	45,688

The following unaudited pro forma information presents a summary of our consolidated results of operations as if the transactions referenced above occurred at the beginning of the fiscal year for each of the periods presented (amounts in thousands, except per share data):

Years Ended April 30,		**2010**	2009
Total revenues	**$**	**4,750,366**	4,810,347
Net earnings	**$**	**119,379**	88,002
Earnings per share			
Basic	**$**	**2.35**	1.73
Diluted	**$**	**2.34**	1.73

During fiscal 2009, there were several individually immaterial business acquisitions that resulted in increases of goodwill of $2,668.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS AND LONG-TERM DEBT

A summary of the fair value of the Company's financial instruments follows.

Cash and cash equivalents, receivables, and accounts payable The carrying amount approximates fair value due to the short maturity of these instruments or the recent purchase of the instruments at current rates of interest.

Long-term debt The fair value of the Company's long-term debt excluding capital lease obligations is estimated based on the current rates offered to the Company for debt of the same or similar issues. The fair value of the Company's long-term debt excluding capital lease obligations was approximately $161,000 and $173,000, respectively, at April 30, 2010 and 2009. The Company has a $50,000 line of credit with no balance owed at April 30, 2010 and 2009.

Interest expense is net of interest income of $300, $2,107, and $5,125 for the years ended April 30, 2010, 2009, and 2008, respectively. Interest expense in the amount of $431, $367, and $182 was capitalized during the years ended April 30, 2010, 2009, and 2008, respectively.

The next table delineates the Company's long-term debt at carrying value.

As of April 30,	**2010**	2009
Capitalized lease obligations discounted at 4.75% to 7.09% due in various monthly installments through 2048 (Note 7)	**$ 10,274**	$ 8,758
Mortgage notes payable due in various installments through 2012 with interest at 6%	**10,628**	16,714
7.38% senior notes due in 21 semi-annual installments beginning in December 2010	**30,000**	30,000
Senior notes due in various installments from 2004 through 2019 with interest at 6.18% to 7.23%	**17,000**	18,000
7.89% senior notes due in 7 annual installments beginning in May 2004	**11,429**	22,857
5.72% senior notes due in 14 installments beginning September 30, 2012 and ending March 30, 2020	**100,000**	100,000
	179,331	196,329
Less current maturities	**24,577**	28,442
	$ 154,754	$ 167,887

Various debt agreements contain certain operating and financial covenants. At April 30, 2010, the Company was in compliance with all covenants. Listed below are the aggregate maturities of long-term debt, including capitalized lease obligations, for the 5 years commencing May 1, 2010 and thereafter:

Years ended April 30,	
2011	$ 24,577
2012	4,976
2013	14,513
2014	27,532
2015	3,207
Thereafter	104,526
	$ 179,331

4. PREFERRED AND COMMON STOCK

Preferred stock The Company has 1,000,000 authorized shares of preferred stock of which 250,000 shares have been designated as Series A Serial Preferred Stock. No shares have been issued.

Common stock The Company currently has 120,000,000 authorized shares of common stock. Dividends paid totaled $0.34, $0.30, and $0.26 per share for the years ended April 30, 2010, 2009, and 2008, respectively.

Preferred share purchase rights On April 16, 2010, the Board of Directors adopted a Rights Plan, providing for the distribution of one right for each share of common stock outstanding. Each right entitles the holder to purchase one one-thousandth (1/1000th) of a share of Series A Serial Preferred Stock, no par value per share, of the Company at a price of $95.00. Each right also entitles the holder to purchase common shares in the surviving entity at 50% of the market price. The rights generally become exercisable at the discretion of the Board of Directors following a public announcement that 15% or more of the Company's common stock has been acquired or an intent to acquire has become apparent. The rights will expire on the earlier of April 15, 2011 or redemption by the Company. Certain terms of the rights are subject to adjustment to prevent dilution. Further description and terms of the rights are set forth in the Rights Agreement between the Company and Computershare Trust Company, N.A., which serves as Rights Agent.

Stock option plans The 2009 Stock Incentive Plan (the "Plan"), was approved by the Board of Directors in June 2009 and approved by the shareholders in September 2009. The Plan replaced the 2000 Option Plan and the Non-employee Director Stock Plan (together, the "Prior Plans"). All 5,000,000 shares allowed to be issued under the Plan were available for grant at April 30, 2010. Awards made under the Plan may take the form of stock options, restricted stock or restricted stock units. Each share issued pursuant to a stock option will be counted as one share, and each share issued pursuant to an award of restricted stock or restricted stock units will reduce the shares available for grant by two. Additional information regarding the Plan is provided in the Company's 2010 Proxy Statement. Under the Company's Prior Plans, options could have been granted to non-employee directors, certain officers, and key employees to purchase an aggregate of 5,260,000 shares of common stock. At April 30, 2010, options for 959,550 shares (which expire between 2011 and 2019) were outstanding. All stock option shares issued are previously unissued authorized shares. Additional information is provided in the Company's 2010 proxy statement.

On July 5, 2005, stock options totaling 234,000 shares were granted to certain officers and key employees. These awards will vest on July 5, 2010, and compensation expense is being recognized ratably over the vesting period.

On June 25, 2007, stock options totaling 246,000 shares were granted to certain officers and key employees. These awards vested on June 25, 2010, and compensation expense was recognized ratably over the vesting period.

On June 23, 2009, stock options totaling 361,000 shares were granted to certain officers and key employees. These awards will vest on June 23, 2012, and compensation expense is being recognized ratably over the vesting period.

The 2000 Stock Option Plan allowed the grant of options with an exercise price equal to the fair market value of the Company's stock on the date of grant and expired ten years after the date of grant. Vesting was generally over a three to five-year service period. The Non-employee Directors' Stock Option Plan allowed the grant of options with an exercise price equal to the average of the last reported sale prices of shares of common stock on the last trading day of each of the twelve months preceding the award of the option. The term of such options was ten years from the date of grant, and each option is exercisable immediately upon grant. The aggregate number of shares of Common Stock that could have been granted pursuant to the Director Stock Plan was 200,000 shares, subject to adjustment to reflect any future stock dividends, stock splits, or other relevant capitalization changes. On May 1, 2009, stock options totaling 16,000 shares were granted to the members of the Board of Directors.

The following table shows the stock option activity during the periods indicated:

	Number of shares	Weighted average exercise price
Balance at April 30, 2007	729,500	$ 16.10
Granted	260,000	26.77
Exercised	(156,950)	13.40
Forfeited	(49,000)	23.16
Balance at April 30, 2008	783,550	$ 19.74
Granted	12,000	26.51
Exercised	(93,550)	14.39
Forfeited	(24,000)	23.80
Balance at April 30, 2009	678,000	$ 20.45
Granted	377,000	25.27
Exercised	(83,450)	14.85
Forfeited	(12,000)	24.41
Balance at April 30, 2010	**959,550**	**$ 22.78**

At April 30, 2010, all outstanding options had an aggregate intrinsic value of $15,206 and a weighted average remaining contractual life of 6.8 years. The vested options totaled 202,550 shares with a weighted average exercise price of $16.16 per share and a weighted average remaining contractual life of 3.8 years. The aggregate intrinsic value for the vested options as of April 30, 2010 was $4,552. The aggregate intrinsic value for the total of all options exercised during the year ended April 30, 2010 was $1,137, and the total fair value of shares vested during the year ended April 30, 2010 was $164.

The fair value of the 2009 stock options granted were estimated utilizing the Black Scholes valuation model. The grant date fair value for the May 1, 2009 and the June 23, 2009 options were $10.24 and $8.65, respectively. The significant assumptions include:

	May 1, 2009	June 23, 2009
Risk-free interest rate	3.64%	2.76%
Expected option life	8.75 years	6.09 years
Expected volatility	37%	38%
Expected dividend yield	1.92%	1.74%

The expected option life of each award granted was based upon historical experience of employees' exercise behavior. Expected volatility was based upon historical volatility levels of the Company's common stock over a similar length of time. Expected dividend yield was based on expected dividend rate. Risk-free interest rate reflects the yield of a zero coupon U.S. Treasury over the expected option life.

Total compensation costs recorded for the years ended April 30, 2010, 2009 and 2008 were $2,031, $1,256, and $1,432, respectively, for the stock option awards. As of April 30, 2010, there was $2,299 of total unrecognized compensation costs related to the 2000 Stock Option Plan for stock options that are expected to be recognized ratably through 2013.

At April 30, 2010, the range of exercise prices was $11.20-$26.92 and the weighted average remaining contractual life of outstanding options was 6.8 years. The number of shares and weighted average remaining contractual life of the options by range of applicable exercise prices at April 30, 2010 were as follows:

Range of exercise prices	Number of shares	Weighted average exercise price	Weighted average remaining contractual life (years)
$ 11.20 - 13.07	41,250	$ 11.82	1.2
14.08 - 17.64	117,300	14.35	3.2
20.68 - 26.92	801,000	24.58	7.6
	959,550		

5. EARNINGS PER COMMON SHARE

Computations for basic and diluted earnings per common share are presented below:

Years ended April 30,	**2010**	2009	2008
Basic			
Net earnings	**$ 116,962**	$ 85,690	$ 84,891
Weighted average shares outstanding–basic	**50,899,370**	50,787,309	50,681,011
Basic earnings per common share	**$ 2.30**	$ 1.69	$ 1.68
Diluted			
Net earnings	**$ 116,962**	$ 85,690	$ 84,891
Weighted-average shares outstanding–basic	**50,899,370**	50,787,309	50,681,011
Plus effect of stock options	**153,803**	130,170	177,746
Weighted-average shares outstanding–diluted	**51,053,173**	50,917,479	50,858,757
Diluted earnings per common share	**$ 2.29**	$ 1.68	$ 1.67

Options to purchase shares of common stock that were not included in the computation of diluted earnings per share, because their inclusion would have been antidilutive, were 356,000 for fiscal 2010 and 224,500 for fiscal 2009 and fiscal 2008.

6. INCOME TAXES

Income tax expense attributable to earnings consisted of the following components:

Years ended April 30,	**2010**	2009	2008
Current tax expense			
Federal	**$ 41,632**	$ 31,771	$ 43,456
State	**4,794**	5,475	6,698
	46,426	37,246	50,154
Deferred tax expense	**18,194**	16,144	(1,175)
Total income tax provision	**$ 64,620**	$ 53,390	$ 48,979

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities were as follows:

As of April 30,	2010	2009	2008
Deferred tax assets			
Accrued liabilities	$ 9,417	$ 11,895	$ 8,398
Deferred compensation	4,941	4,329	4,180
Other	3,759	2,849	2,420
Total gross deferred tax assets	18,117	19,073	14,998
Deferred tax liabilities			
Excess of tax over book depreciation	(145,433)	(129,541)	(110,452)
Other	(4,496)	(3,173)	(2,107)
Total gross deferred tax liabilities	(149,929)	(132,714)	(112,559)
Net deferred tax liability	$ (131,812)	$ (113,641)	$ (97,561)

At April 30, 2010, the Company has net operating loss carryforwards for state income tax purposes of approximately $23,494, which are available to offset future taxable income. These net operating losses expire during the years 2016 through 2019.

There was no valuation allowance for deferred tax assets as of April 30, 2010 and 2009. There was no net change in the valuation allowance for the years ended April 30, 2010 and 2009. There was a decrease in the valuation allowance of $186 for the year ended April 30, 2008. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected taxable income, and tax planning strategies in making this assessment. A valuation allowance was established for a portion of the amount of net operating loss carryovers—state taxes as of April 30, 2007 due to the uncertainty of future recoverability.

Total reported tax expense applicable to the Company's continuing operations varies from the tax that would have resulted from applying the statutory U.S. federal income tax rates to income before income taxes.

Years ended April 30,	2010	2009	2008
Income taxes at the statutory rates	35.0%	35.0%	35.0%
Federal tax credits	(0.8)	(1.1)	(1.0)
State income taxes, net of federal tax benefit	2.1	2.9	2.8
Other	(0.7)	1.6	(0.2)
	35.6%	38.4%	36.6%

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company had a total of $5,482 and $6,621 in gross unrecognized tax benefits at April 30, 2010 and 2009, respectively. Of this amount, $3,572 represents the amount of unrecognized tax benefits that, if recognized, would impact our effective tax rate. Unrecognized tax benefits were a net decrease of $1,139 during the twelve months ended April 30, 2010 due primarily to the expiration of certain statute of limitations offset by a lesser increase associated with state income tax filing positions. This had the effect of decreasing the effective state tax rate during the fiscal year ending April 30, 2010. These unrecognized tax benefits relate to risks associated with state income tax filing positions and federal tax credits claimed for the Company's subsidiaries.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at April 30, 2009	$	6,621
Additions based on tax positions related to current year		1,430
Additions for tax positions of prior years		184
Reductions for tax positions of prior years		--------
Reductions due to lapse of applicable statute of limitations		(2,753)
Settlements		--------
Balance at April 30, 2010	$	5,482

The total net amount of accrued interest and penalties for such unrecognized tax benefits was $650 at April 30, 2009 and is included in income taxes payable. Interest and penalties related to unrecognized tax benefits are classified as income tax expense in our consolidated statements of earnings and was $250 for the year ended April 30, 2010. Net interest and penalties included in income tax expense for the twelve month period ended April 30, 2010 was a decrease in tax expense of $400 and additional tax expense of $103 for the year ended April 30, 2009. At this time, the Company's best estimate of the reasonably possible change in the amount of the gross unrecognized tax benefits is a decrease of $1,172 during the next twelve months mainly due to the expiration of certain statute of limitations. The federal statute of limitations remains open for the years 2006 and forward. Tax years 2003 and forward are subject to audit by state tax authorities depending on open statute of limitations waivers and the tax code of each state.

7. LEASES

The Company leases certain property and equipment used in its operations. Generally, the leases are for primary terms of from five to twenty years with options either to renew for additional periods or to purchase the premises and call for payment of property taxes, insurance, and maintenance by the lessee.

The following is an analysis of the leased property under capital leases by major classes:

Asset balances at April 30,		**2010**		2009
Real estate	**$**	**11,244**	$	14,287
Equipment		**2,605**		3,637
		13,849		17,924
Less accumulated amortization		**4,552**		10,047
	$	**9,297**	$	7,877

Future minimum payments under the capital leases and noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at April 30, 2010:

Years ended April 30,	Capital leases	Operating leases
2011	$ 1,194	$ 325
2012	1,194	423
2013	1,149	281
2014	1,145	249
2015	780	73
Thereafter	13,423	1
Total minimum lease payments	18,885	$ 1,352
Less amount representing interest	8,611	
Present value of net minimum lease payments	$ 10,274	

The total rent expense under operating leases was $438 in 2010, $596 in 2009, and $688 in 2008.

8. BENEFIT PLANS

401(k) plan The Company provides employees with a defined contribution 401(k) plan (Plan). The Plan covers all employees who meet minimum age and service requirements. The Company contributions consist of matching amounts and are allocated based on employee contributions. Expense for the Plan was $2,964, $2,819, and $2,682 for the years ended April 30, 2010, 2009, and 2008, respectively.

On April 30, 2010, the Company had 8,045 full-time employees and 11,389 part-time employees; 3,260 were active participants in the Plan. As of that same date, 1,650,595 shares of common stock were held by the trustee of the Plan in trust for distribution to eligible participants upon death, disability, retirement, or termination of employment. Shares held by the Plan are treated as outstanding in the computation of earnings per common share.

Supplemental executive retirement plan The Company has a nonqualified supplemental executive retirement plan (SERP) for 2 of its executive officers, 1 of whom retired April 30, 2003 and the other on April 30, 2008. The SERP provides for the Company to pay annual retirement benefits, depending on retirement dates, up to 50% of base compensation until death of the officer. If death occurs within twenty years of retirement, the benefits become payable to the officer's spouse until the spouse's death or twenty years from the date of the officer's retirement, whichever comes first. The Company has accrued the deferred compensation over the term of employment. The amounts accrued at April 30, 2010 and 2009, respectively, were $6,955 and $6,991. The discount rates used were 5.8% and 6.3%, respectively, at April 30, 2010 and 2009. The Company expects to pay $650 per year for each of the next five years. There was no expense incurred in fiscal 2010. The amounts expensed in fiscal 2009 and 2008 were $488 and $573, respectively.

9. COMMITMENTS

The Company has entered into various financial and legal advisory agreements with third party specialists to assist the Company and its Board of Directors in connection with its review of the unsolicited offer by Alimentation Couche-Tard Inc. ("Couche-Tard") to purchase all of the outstanding shares of common stock of the Company and other related matters. The Company has incurred related expenses of approximately $6,900 at April 30, 2010 pursuant to the agreements which is included in operating expenses in the accompanying statement of earnings and $6,400 is included in accrued liabilities in the accompanying balance sheet. The Company expects to incur additional expenses in fiscal 2011, which are expected to be material to the Company's financial position and results of operations, as it continues to review these matters and takes action in response, or if certain events or transactions occur.

The Company also has entered into an employment agreement with its chief executive officer. The agreement provides that the officer will receive aggregate base compensation of not less than $660 per year exclusive of bonuses. The agreement also provides for certain payments in the case of death or disability of the officer. The Company also has entered into employment agreements with 12 other key employees, providing for certain payments in the event of termination following a change of control of the Company.

10. CONTINGENCIES

Environmental compliance The United States Environmental Protection Agency and several states have adopted laws and regulations relating to underground storage tanks used for petroleum products. Several states in which the Company does business have trust fund programs with provisions for sharing or reimbursing corrective action or remediation costs.

Management currently believes that substantially all capital expenditures for electronic monitoring, cathodic protection, and overfill/spill protection to comply with existing regulations have been completed. The Company has an accrued liability at April 30, 2010 and 2009 of approximately $187 and $250, respectively, for estimated expenses related to anticipated corrective actions or remediation efforts, including relevant legal and consulting costs. Management believes the Company has no material joint and several environmental liability with other parties. Additional regulations or amendments to the existing regulations could result in future revisions to such estimated expenditures.

Legal matters The Company is named as a defendant in four lawsuits ("hot fuel" cases) brought in the federal courts in Kansas and Missouri against a variety of gasoline retailers. The complaints generally allege that the Company, along with numerous other retailers, has misrepresented gasoline volumes dispensed at its pumps by failing to compensate for expansion that occurs when fuel is sold at temperatures above 60ºF. Fuel is measured at 60ºF in wholesale purchase transactions and computation of motor fuel taxes in Kansas and Missouri. The complaints all seek certification as class actions on behalf of gasoline consumers within those two states, and one of the complaints also seeks certification for a class consisting of gasoline consumers in all states. The actions generally seek recovery for alleged violations of state consumer protection or unfair merchandising practices statutes, negligent and fraudulent misrepresentation, unjust enrichment, civil conspiracy, and violation of the duty of good faith and fair dealing; several seek injunctive relief and punitive damages.

These actions are among a total of 45 similar lawsuits that have been filed since November 2006 in 27 jurisdictions, including 25 states, Guam, and the District of Columbia, against a wide range of defendants that produce, refine, distribute, and/or market gasoline products in the United States. On June 18, 2007, the Federal Judicial Panel on Multidistrict Litigation ordered that all of the pending hot fuel cases (officially, the "Motor Fuel Temperature Sales Practices Litigation") be transferred to the U.S. District Court for the District of Kansas in Kansas City, Kansas, for coordinated or consolidated pretrial proceedings, including rulings on discovery matters, various pretrial motions, and class certification. Discovery efforts by both sides were substantially completed during the ensuing months, and the plaintiffs filed motions for class certification in each of the pending lawsuits.

In a Memorandum and Order entered on May 28, 2010, the Court ruled on the Plaintiffs' Motion for Class Certification in two cases originally filed in the U.S. District Court for the District of Kansas, American Fiber & Cabling, LLC v. BP West Coast Products, LLC, et.al, Case No. 07-2053, and Wilson v. Ampride, Inc., et. al, Case No. 06-2582, in which the Company is a named Defendant. The Court determined that it could not certify a class as to claims against the Company in the American Fiber & Cabling case, having decided that the named Plaintiff had no standing to assert such claims. However, in the Wilson case the Court certified a class as to the liability and injunctive aspects of the Plaintiff's claims for unjust enrichment and violation of the Kansas Consumer Protection Act (KCPA) against the Company and several other Defendants. With respect to claims for unjust enrichment, the class certified consists of all individuals and entities (except employees or affiliates of the Defendants) that, at any time between January 1, 2001 and the present, purchased motor fuel at retail at a temperature greater than 60 degrees Fahrenheit, in the state of Kansas, from a gas station owned, operated, or controlled by one or more of the Defendants. As to claims for violation of the KCPA, the class certified is limited to all individuals, sole proprietors and family partnerships (excluding employees or affiliates of Defendants) that made such purchases.

The Court also ordered the parties to show cause in writing why the Wilson case and the American Fiber & Cabling case should not be consolidated for all purposes. The matter is now under consideration by the court. No trial date has been set. Management does not believe the Company is liable to the Plaintiffs for the conduct complained of, and intends to contest the matter vigorously.

The Company and members of its Board of Directors are defendants in an action brought in the Iowa District Court for Polk County (Mercier v. Casey's General Stores, Inc., et al.) on April 28, 2010. The suit is filed as a purported class action on behalf of all holders of Common Stock and is brought in connection with the proposed acquisition of Casey's by Couche-Tard for $36 per share. Plaintiff alleges that the individual defendants breached their fiduciary duties through their refusal to properly consider and negotiate with Couche-Tard. Among other things, plaintiff seeks an order maintaining the action as a class action and certifying plaintiff as class representative and plaintiff's counsel as class counsel, an order requiring the individual defendants to place the Company up for auction and/or to conduct a market check, and requiring defendants to make full and fair disclosure of all material facts to the class before the completion of any such acquisition; a declaration that the individual defendants have breached their fiduciary duties to plaintiff and the class; and an award of fees, expenses and costs. The Company believes the claims are without merit and intends to defend against them vigorously.

In a separate action filed on June 11, 2010 in the United States District Court of the Southern District of Iowa (Casey's General Stores, Inc. v. Alimentation Couche-Tard, Inc.), the Company has brought suit against Couche-Tard alleging that Couche-Tard violated federal securities laws in a market manipulation scheme in an attempt to acquire all outstanding shares of Casey's stock at an artificially deflated price in connection with Couche-Tard's unsolicited tender offer to purchase all of Casey's outstanding shares of $36 per share. On June 18, 2010, Couche-Tard filed its answer and affirmative defenses to the complaint, and also asserted various counterclaims against Casey's and its Board of Directors. Couche-Tard asserts claims for breaches of the Board's fiduciary duties in connection with Couche-Tard's unsolicited offer; claims seeking declaratory judgment that certain provisions of the Iowa Business Corporation Act are unconstitutional or preempted by federal law; and claims that Casey's violated Section 14(e) of the Securities Exchange Act of 1934 for allegedly making untrue and misleading statements in Casey's Schedule 14D-9 filing. Couche-Tard seeks, among other things, an order requiring the Board to redeem the rights that would be issued under the Shareholder Rights Plan or amend the agreement in respect of those rights so as to make it inapplicable to the tender offer and to grant approval of Couche-Tard's proposed acquisition under Iowa's Business Combination statute, and an injunction preventing the Board (or anyone working with the directors) from taking any steps to impede the ability of Casey's shareholders to accept the tender offer or otherwise impede Couche-Tard's proposed acquisition. The Company believes the counterclaims are without merit and intends to defend against them vigorously.

From time to time we are involved in other legal and administrative proceedings or investigations arising from the conduct of our business operations, including contractual disputes; environmental contamination or remediation issues; employment or personnel matters; personal injury and property damage claims; and claims by federal, state, and local regulatory authorities relating to the sale of products pursuant to licenses and permits issued by those authorities. Claims for compensatory or exemplary damages in those actions may be substantial. While the outcome of such litigation, proceedings, investigations, or claims is never certain, it is our opinion, after taking into consideration legal counsel's assessment and the availability of insurance proceeds and other collateral sources to cover potential losses, that the ultimate disposition of such matters currently pending or threatened, individually or cumulatively, will not have a material adverse effect on our consolidated financial position and results of operation.

Other At April 30, 2010, the Company was partially self-insured for workers' compensation claims in all nine states of its marketing territory and was also partially self-insured for general liability and auto liability under an agreement that provides for annual stop-loss limits equal to or exceeding approximately $1,000. To facilitate this agreement, letters of credit approximating $11,000 and $10,000 respectively, were issued and outstanding at April 30, 2010 and 2009, on the insurance company's behalf. The Company also has investments of approximately $223 in escrow as required by one state for partial self-insurance of workers' compensation claims. Additionally, the Company is self-insured for its portion of employee medical expenses. At April 30, 2010 and 2009, the Company had $20,713 and $19,111, respectively, in accrued expenses for estimated claims relating to self-insurance, the majority of which has been actuarially determined.

11. QUARTERLY FINANCIAL DATA (Dollars in thousands) (Unaudited)

Year ended April 30, 2010	Q1	Q2	Q3	Q4	Year Total
Total revenue					
Gasoline	$ 790,629	779,120	780,793	826,948	3,177,490
Grocery & other merchandise	297,395	276,135	242,544	257,434	1,073,508
Prepared food & fountain	95,177	94,860	86,004	89,752	365,793
Other	4,739	4,849	5,036	5,672	20,296
	$ 1,187,940	1,154,964	1,114,377	1,179,806	4,637,087
Gross profit*					
Gasoline	$ 52,726	46,146	38,304	41,000	178,176
Grocery & other merchandise	101,980	94,121	79,255	85,076	360,432
Prepared food & fountain	60,697	61,261	54,018	57,531	233,507
Other	4,722	4,836	5,023	5,656	20,237
	$ 220,125	206,364	176,600	189,263	792,352
Net earnings	$ 44,193	33,592	17,242	21,935	116,962
Earnings per common share					
Basic	$ 0.87	0.66	0.34	0.43	2.30
Diluted	$ 0.87	0.66	0.34	0.43	2.29

Year ended April 30, 2009	Q1	Q2	Q3	Q4	Year Total
Total revenue					
Gasoline	$ 1,201,173	1,031,893	532,213	558,337	3,323,616
Grocery & other merchandise	274,347	265,347	231,432	239,348	1,010,474
Prepared food & fountain	85,631	87,908	81,070	81,077	335,686
Other	6,147	5,363	4,559	4,680	20,749
	$ 1,567,298	1,390,511	849,274	883,442	4,690,525
Gross profit*					
Gasoline	$ 49,635	43,505	30,582	36,129	159,851
Grocery & other merchandise	93,346	89,874	76,173	80,651	340,044
Prepared food & fountain	51,831	53,223	50,088	50,855	205,997
Other	4,354	4,464	4,323	4,573	17,714
	$ 199,166	191,066	161,166	172,208	723,606
Net earnings	$ 28,785	27,329	14,021	15,555	85,690
Earnings per common share					
Basic	$ 0.57	0.54	0.28	0.31	1.69
Diluted	$ 0.57	0.54	0.28	0.31	1.68

*Gross profit is given before charge for depreciation and amortization.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

As of the end of the period covered by this report, an evaluation was performed under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer of the effectiveness of the Company's disclosure controls and procedures. On the basis of that evaluation, the CEO and CFO have concluded that the Company's current disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms.

There were no changes in the Company's internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of April 30, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. On the basis of the prescribed criteria, management believes the Company's internal control over financial reporting was effective as of April 30, 2010.

KPMG, LLP, as the Company's independent registered public accounting firm, has issued a report on its assessment of the effectiveness of the Company's internal control over financial reporting. This report appears on page 27.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

Those portions of the Company's definitive Proxy Statement appearing under the captions "Election of Directors," "Governance of the Company," "Section 16(a) Beneficial Ownership Reporting Compliance," and "Executive Officers and Their Compensation" to be filed with the Commission pursuant to Regulation 14A within 120 days after April 30, 2010 and to be used in connection with the Company's 2010 Annual Meeting of Shareholders are hereby incorporated by reference.

The Company has adopted a Financial Code of Ethics applicable to its Chief Executive Officer and other senior financial officers. In addition, the Company has adopted a general code of business conduct (known as the Code of Business Conduct and Ethics) for its directors, officers, and all employees. The Financial Code of Ethics, the Code of Business Conduct and Ethics, and other Company governance materials are available on the Company Web site at www.caseys.com. The Company intends to disclose on this Web site any amendments to or waivers from the Financial Code of Ethics or the Code of Business Conduct and Ethics that are required to be disclosed pursuant to SEC rules. To date, there have been no waivers of the Financial Code of Ethics or the Code of Business Conduct and Ethics. Shareholders may obtain copies of any of these corporate governance documents free of charge by downloading from the Web site or by writing to the Corporate Secretary at the address on the cover of this Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

That portion of the Company's definitive Proxy Statement appearing under the caption "Executive Officers and Their Compensation" to be filed with the Commission pursuant to Regulation 14A within 120 days after April 30, 2010 and to be used in connection with the Company's 2010 Annual Meeting of Shareholders is hereby incorporated by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Those portions of the Company's definitive Proxy Statement appearing under the captions "Shares Outstanding," "Voting Procedures," and "Beneficial Ownership of Shares of Common Stock by Directors and Executive Officers" to be filed with the Commission pursuant to Regulation 14A within 120 days after April 30, 2010 and to be used in connection with the Company's 2010 Annual Meeting of Shareholders are hereby incorporated by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

That portion of the Company's definitive Proxy Statement appearing under the captions "Certain Relationships and Related Transactions" and "Governance of the Company" to be filed with the Commission pursuant to Regulation 14A within 120 days after April 30, 2010 and to be used in connection with the Company's 2010 Annual Meeting of Shareholders is hereby incorporated by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

That portion of the Company's definitive Proxy Statement appearing under the caption "Independent Auditor Fees" to be filed with the Commission within 120 days after April 30, 2010 and to be used in connection with the Company's 2010 Annual Meeting of Shareholders is hereby incorporated by reference.



PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as a part of this report on Form 10-K

(1) The following financial statements are included herewith:

Consolidated Balance Sheets, April 30, 2010 and 2009

Consolidated Statements of Earnings, Three Years Ended April 30, 2010

Consolidated Statements of Shareholders' Equity, Three Years Ended April 30, 2010

Consolidated Statements of Cash Flows, Three Years Ended April 30, 2010

Notes to Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firm

(2) No schedules are included because the required information is inapplicable or is presented in the consolidated financial statements or related notes thereto.

(3) The following exhibits are filed as a part of this report:

Exhibit#	Description of Exhibits
3.1	Restatement of the Restated and Amended Articles of Incorporation *(incorporated by reference from the Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1996)* and Articles of Amendment thereto *(incorporated by reference from the Current Report on Form 8-K filed April 16, 2010, as amended by the Current Report on Form 8-K/A filed April 19, 2010)*
3.2(a)	Second Amended and Restated By-laws *(incorporated by reference from the Current Report on Form 8-K filed June 16, 2009)*
4.2	Rights Agreement between Casey's General Stores, Inc. and Computershare Trust Company, N.A., relating to Series A Serial Preferred Stock Purchase Rights *(incorporated by reference from the Current Report on Form 8-K filed April 16, 2010)*
4.4	Note Agreement dated as of December 1, 1995 between Casey's General Stores, Inc. and Principal Mutual Life Insurance Company *(incorporated by reference from the Current Report on Form 8-K filed January 11, 1996)*
4.6	Note Agreement dated as of April 15, 1999 among the Company and Principal Life Insurance Company and other purchasers of $50,000,000 Senior Notes, Series A through Series F *(incorporated by reference from the Current Report on Form 8-K filed May 10, 1999)*
4.8	Note Purchase Agreement dated as of September 29, 2006 among the Company and the purchasers of $100,000,000 in principal amount of 5.72% Senior Notes, Series A and Series B *(incorporated by reference from the Current Report on Form 8-K filed September 29, 2006)*
10.21(a)*	Amended and Restated Employment Agreement with Donald F. Lamberti *(incorporated by reference from the Current Report on Form 8-K filed November 10, 1997)* and First Amendment thereto *(incorporated by reference from the Current Report on Form 8-K filed April 2, 1998)*
10.22(a)*	Amended and Restated Employment Agreement with Ronald M. Lamb *(incorporated by reference from the Current Report on Form 8-K filed November 10, 1997)*, First Amendment thereto *(incorporated by reference from the Current Report on Form 8-K filed April 2, 1998)* and Second Amendment thereto *(incorporated by reference from the Current Report on Form 8-K filed July 17, 2006)*

10.27	Non-Employee Directors' Stock Option Plan *(incorporated by reference from the Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 1994)* and related form of Grant Agreement *(incorporated by reference from the Current Report on Form 8-K filed May 3, 2005)*
10.28(a)	Promissory Note delivered to UMB Bank, n.a. *(incorporated by reference from the Current Report on Form 8-K filed October 4, 2005)*
10.29(a)	Form of "change of control" Employment Agreement *(incorporated by reference from the Current Report on Form 8-K filed June 2, 2010)*
10.30*	Non-Qualified Supplemental Executive Retirement Plan *(incorporated by reference from the Current Report on Form 8-K filed November 10, 1997)* and Amendment thereto *(incorporated by reference from the Current Report on Form 8-K filed July 17, 2006)*
10.31*	Non-Qualified Supplemental Executive Retirement Plan Trust Agreement with UMB Bank, n.a. *(incorporated by reference from the Current Report on Form 8-K filed November 10, 1997)*
10.32*	Severance Agreement with Douglas K. Shull *(incorporated by reference from the Current Report on Form 8-K filed July 28, 1998)*
10.33*	Casey's General Stores, Inc. 2000 Stock Option Plan *(incorporated by reference from the Annual Report on Form 10-K405 for the fiscal year ended April 30, 2001)* and related form of Grant Agreement *(incorporated by reference from the Current Report on Form 8-K filed July 6, 2005)*
10.34*	Casey's General Stores 401(k) Plan *(incorporated by reference from the Annual Report on Form 10-K for the fiscal year ended April 30, 2003)*
10.35*	Trustar Directed Trust Agreement *(incorporated by reference from the Annual Report on Form 10-K for the fiscal year ended April 30, 2003)*
10.38*	Executive Nonqualified Excess Plan Document and related Adoption Agreement dated July 12, 2006 *(incorporated by reference from the Annual Report on Form 10-K for the fiscal year ended April 30, 2007)*
10.39*	Employment Agreement with Robert J. Myers *(incorporated by reference from the Current Report on Form 8-K filed April 21, 2010)*
10.40*	Severance Agreement with John G. Harmon *(incorporated by reference from the Current Report on Form 8-K filed January 17, 2008)*
10.41*	Casey's General Stores, Inc. 2009 Stock Incentive Plan *(incorporated by reference from the Current Report on Form 8-K filed September 23, 2009)* and related form of Restricted Stock Units Agreement (Non-employee Directors)
21(a)	Subsidiaries of Casey's General Stores, Inc.
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Certificate of Robert J. Myers under Section 302 of Sarbanes-Oxley Act of 2002
31.2	Certificate of William J. Walljasper under Section 302 of Sarbanes-Oxley Act of 2002
32.1	Certificate of Robert J. Myers under Section 906 of Sarbanes-Oxley Act of 2002
32.2	Certificate of William J. Walljasper under Section 906 of Sarbanes-Oxley Act of 2002

---

*Indicates management contract or compensatory plan or arrangement.



SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASEY'S GENERAL STORES, INC.
(Registrant)

Date: June 28, 2010 By /s/ Robert J. Myers
Robert J. Myers, President and
Chief Executive Officer
(Principal Executive Officer and Director)

Date: June 28, 2010 By /s/ William J. Walljasper
William J. Walljasper
Senior Vice President and Chief Financial Officer
(Authorized Officer and Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: June 28, 2010 By /s/ Robert J. Myers
Robert J. Myers
President and Chief Executive Officer, Director

Date: June 28, 2010 By /s/ Kenneth H. Haynie
Kenneth H. Haynie
Director

Date: June 28, 2010 By /s/ Johnny Danos
Johnny Danos
Director

Date:	June 28, 2010	By	/s/ William C. Kimball William C. Kimball Director
Date:	June 28, 2010	By	/s/ Diane C. Bridgewater Diane C. Bridgewater Director
Date:	June 28, 2010	By	/s/ Jeffrey M. Lamberti Jeffrey M. Lamberti Director
Date:	June 28, 2010	By	/s/ Richard Wilkey Richard Wilkey Director
Date:	June 28, 2010	By	/s/ H. Lynn Horak H. Lynn Horak Director

EXHIBIT INDEX

The following exhibits are filed herewith:

Exhibit#	Description
10.41	Form of Restricted Stock Units Agreement (Non-employee Directors)
21(a)	Subsidiaries of Casey's General Stores, Inc.
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Certification of Robert J. Myers under Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of William J. Walljasper under Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certificate of Robert J. Myers under Section 906 of Sarbanes-Oxley Act of 2002
32.2	Certificate of William J. Walljasper under Section 906 of Sarbanes-Oxley Act of 2002

EXHIBIT 10.41

RESTRICTED STOCK UNITS AGREEMENT

(Nonemployee Directors)

This Restricted Stock Units Agreement (the "Agreement") is made and entered into on ______________ (the "Grant Date"), pursuant to the Casey's General Stores, Inc. 2009 Stock Incentive Plan (the "Plan"). The Committee administering the Plan has selected the party specified on the execution page hereof (the "Participant") to receive the following award (the "Award") of Restricted Stock Units, each of which represents the right to receive on the applicable settlement date described in Section 1 (each a "Settlement Date") one (1) share of the Common Stock, no par value ("Stock") of Casey's General Stores, Inc., an Iowa corporation (the "Company"), on the terms and conditions set forth below to which Participant accepts and agrees:

1. Award Granted.

Grant Date:	____________, 20__
Number of Restricted Stock Units:	____________________
Vesting Date/Settlement Date:	For each Restricted Stock Unit, the date on which such unit becomes a Vested Unit in accordance with Section 4 or Section 7 below.

2. Grant of Units. On the Grant Date, the Participant shall acquire, subject to the provisions of this Agreement, the number of Restricted Stock Units as specified in Section 1 above (the "Units"). Each Unit represents a right to receive on a date determined in accordance with this Agreement one (1) share of Stock. This Award shall be governed by the terms of the Plan, which are incorporated herein by this reference. The Participant acknowledges having received and read a copy of the Plan. Capitalized terms not otherwise defined by this Agreement will have the meanings assigned to the Plan.

3. No Monetary Payment Required. The Participant is not required to make any monetary payment (other than applicable tax withholding, if any) as a condition to receiving the Units or shares of Stock issued upon settlement of the Units, the consideration for which shall be past services actually rendered and/or future services to be rendered to the Company or for its benefit.

4. Vesting of Units. Subject to Participant's continued services to the Company through the Vesting Date, the Units will vest and become "Vested Units" as of ______ 1, 20___.

Despite any other provisions of this Agreement, if the Participant's services to the Company terminate because of the death or disability of the Participant, the Units that otherwise would not be vested as of the date of termination shall vest and become Vested Units as of that date.

5. **Settlement of the Award.**

   a. **Issuance of Shares of Stock.** The Company shall issue to the Participant on the Settlement Date (that is, the date on which the Units shall vest and become Vested Units) with respect to each Vested Unit to be settled on such date one (1) share of Stock. Shares of Stock issued in settlement of Units shall not be subject to any restriction on transfer other than any such restriction as may be required pursuant to Section 5. c., Section 6 or the Company's Insider Trading Policy. For purposes of this Section, "Insider Trading Policy" means the written policy of the Company pertaining to the sale, transfer or other disposition of the Company's equity securities by members of the Board, officers or other employees who may possess material, non-public information regarding the Company, as in effect at the time of a disposition of any Shares.

   b. **Certificate Registration.** A certificate for the shares as to which the Award is settled shall be registered in the name of the Participant, or, if applicable, in the names of the heirs of the Participant designated in writing by the Participant on forms approved by the Company for that purpose.

   c. **Restrictions on Grant of the Award and Issuance of Shares.** The grant of the Award and issuance of shares of Stock upon settlement of the Award shall be subject to compliance with all applicable requirements of federal, state or foreign law with respect to such securities. No shares of Stock may be issued hereunder if the issuance of such shares would constitute a violation of any applicable federal, state or foreign securities laws or other law or regulations or the requirements of any stock exchange or market system upon which the Stock may then be listed.

   d. **Restriction on Transfer of Shares.** In addition, subject to Article 8 of the Plan, shares of Stocks issued upon settlement of the Award on the Settlement Date shall not be transferrable by the Participant until the Participant ceases to be a member of the Company's Board of Directors or, if earlier, May 1, 2015.

6. **Tax Matters.**

   a. **Tax Withholding in General.** At the time this Agreement is executed, or at any time thereafter as requested by the Company, the Participant hereby authorizes withholding from any amounts payable to the Participant, and otherwise agrees to make adequate provision for, any sums required to satisfy the federal, state, local and foreign tax withholding obligations of the Company, if any, which arise in connection with the Award or the issuance of shares of Stock in settlement thereof. The Company shall have no obligation to deliver shares of Stock until the tax withholding obligations of the Company have been satisfied by the Participant.

b. **Assignment of Sale Proceeds; Payment of Tax Withholding by Check.** Subject to compliance with applicable law and the Company's Insider Trading Policy, the Participant shall satisfy the Company's tax withholding obligations in accordance with procedures established by the Company providing for delivery by the Participant to the Company or a broker approved by the Company of properly executed instructions, in a form approved by the Company, providing for the assignment to the Company of the proceeds of a sale with respect to some or all of the shares being acquired upon settlement of Units. Notwithstanding the foregoing, the Participant may elect to pay by check the amount of the Company's tax withholding obligations arising on any Settlement Date by delivering written notice of such election to the Company on a form specified by the Company for this purpose at least thirty (30) days (or such other period established by the Company) prior to such Settlement Date. By making such election, the Participant agrees to deliver a check for the full amount of the required tax withholding to the Company on or before the third business day following the Settlement Date. If the Participant elects to pay the required tax withholding by check but fails to make such payment as required by the preceding sentence, the Company is hereby authorized at its discretion, to satisfy the tax withholding obligations through any other means authorized by this Section 6, including by effecting a sale of some or all of the shares being acquired upon settlement of Units, withholding from payroll and any other amounts payable to the Participant, or by withholding shares in accordance with Section 6.c.

c. **Withholding in Shares.** The Company may, in its discretion, permit or require the Participant to satisfy all or any portion of the Company's tax withholding obligations by deducting from the shares of Stock otherwise deliverable to the Participant in settlement of the Award a number of whole shares having a Fair Market Value, as determined by the Company as of the date on which the tax withholding obligations arise, not in excess of the amount of such tax withholding obligations determined by the applicable minimum statutory withholding rates.

7. **Effect of Change in Control on Award.** In the event of a Change in Control, the Units that otherwise would not be vested shall vest and become Vested Units immediately prior to (but conditioned upon the consummation of) the Change in Control, as described in Article 14 of the Plan.

8. **Adjustments for Changes in Capital Structure.** Subject to any required action by the stockholders of the Company, in the event of any change in the Stock effected without receipt of consideration by the Company, whether through merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares, or similar change in the capital structure of the Company, or in the event of payment of a dividend or distribution to the stockholders of the Company in a form other than Stock (excepting normal cash dividends) that has a material effect on the fair market value of shares of Stock, appropriate adjustments shall be made in the number of Units subject to the Award and/or the number and kind of shares to be issued in settlement of the Award, in order to prevent dilution or enlargement of the Participant's rights under the Award. Any fractional share resulting from an adjustment pursuant to this Section shall be rounded down to the nearest whole number. Such adjustments shall be determined by the Committee, and its determination shall be final, binding and conclusive.

9. Rights as a Stockholder. The Participant shall have no rights as a stockholder with respect to any shares which may be issued in settlement of this Award until the Settlement Date. No adjustment shall be made for dividends, distributions or other rights for which the record date is prior to the date such certificate is issued, except as provided in Section 8.

10. Legends. The Company may at any time place legends referencing any applicable federal, state or foreign securities law restrictions on all certificates representing shares of Stock issued pursuant to this Agreement.

11. Delivery of Documents and Notices. Any document relating to participation in the Plan or any notice required or permitted hereunder shall be given in writing and shall be deemed effectively given (except to the extent that this Agreement provides for effectiveness only upon actual receipt of such notice) upon personal delivery, electronic delivery at the e-mail address, if any, provided for the Participant by the Company, or upon deposit in the U.S. Post Office or foreign postal service, by registered or certified mail, or with a nationally recognized overnight courier service, with postage and fees prepaid, addressed to the other party at the address shown below that party's signature to the Notice or at such other address as such party may designate in writing from time to time to the other party.

12. Miscellaneous Provisions.

a. **Termination or Amendment.** The Committee may terminate or amend the Plan or this Agreement at any time; provided, however, that (i) no such termination or amendment may adversely affect the Participant's rights under this Agreement without the consent of the Participant unless such termination or amendment is necessary to comply with applicable law or government regulation, and (ii) no such amendment may alter or accelerate the time or form of distributions in violation of Section 409A of the Code, if applicable, including, without limitation, any amendment that would violate the provisions of Section 409A of the Code requiring that any amendment to extend the issuance of any shares of Stock after the Settlement Date may not take effect until at least twelve (12) months after the date on which the new election is made, and, if the new election relates to a payment for a reason other than the death or disability of the Participant, the new election must provide for the deferral of issuance of such shares of Stock for a period of at least five (5) years from the Settlement Date such issuance of shares of Stock would otherwise have been made. No amendment or addition to this Agreement shall be effective unless in writing.

b. **Nontransferability of the Award.** Prior the issuance of shares of Stock on the applicable Settlement Date, neither this Award nor any Units subject to this Award shall be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or by the laws of descent and distribution. All rights with respect to the Award shall be exercisable during the Participant's lifetime only by the Participant or the Participant's guardian or legal representative.

c. **Further Instruments.** The parties hereto agree to execute such further instruments and to take such further action as may reasonably be necessary to carry out the intent of this Agreement.

d. Binding Effect. This Agreement shall inure to the benefit of the successors and assigns of the Company and, subject to the restrictions on transfer set forth herein, be binding upon the Participant and the Participant's heirs, executors, administrators, successors and assigns.

e. Integrated Agreement. This Agreement and the Plan, together with any service or other agreement between the Participant and the Company referring to the Award, shall constitute the entire understanding and agreement of the Participant and the Company with respect to the subject matter contained herein or therein and supersedes any prior agreements, understandings, restrictions, representations, or warranties among the Participant and the Company with respect to such subject matter other than those as set forth or provided for herein or therein. To the extent contemplated herein or therein, the provisions of this Agreement shall survive any settlement of the Award and shall remain in full force and effect.

f. Severability. Should any term, covenant, provision, paragraph or condition of this Agreement be held invalid or illegal, such invalidity or illegality shall not invalidate the whole Agreement, but it shall be construed as if not containing the invalid or illegal part or parts and the rights and obligations of the parties shall be construed and enforced accordingly.

g. Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Iowa.

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, in the case of the Company by its duly authorized officer, as of the date and year written above.

CASEY'S GENERAL STORES, INC.,
an Iowa Corporation

By: ______________________________

Robert J. Myers
President and Chief Executive Officer

Address: One Convenience Blvd.
Ankeny, Iowa 50021

PARTICIPANT

Signature: ______________________________

Print Name: ______________________________

Address: ______________________________

____

EXHIBIT 21(A)

SUBSIDIARIES OF CASEY'S GENERAL STORES, INC.

1. Casey's Marketing Company, an Iowa corporation
2. Casey's Services Company, an Iowa corporation
3. Casey's Retail Company, an Iowa corporation
4. CGS Sales Corp., an Iowa corporation

All such subsidiaries are wholly owned by Casey's General Stores, Inc. and do business under the above names. Stores operated by Casey's Marketing Company, Casey's Retail Company and CGS Sales Corp. do business under the name "Casey's General Stores."

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Casey's General Stores, Inc.:

We consent to the incorporation by reference in the registration statements (No. 33-19179, 33-42907, and 33-56977) on Form S-8 of Casey's General Stores, Inc. of our reports dated June 28, 2010, with respect to the consolidated balance sheets of Casey's General Stores, Inc. and subsidiaries (the Company) as of April 30, 2010 and 2009, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the years in the three-year period ended April 30, 2010, and the effectiveness of internal control over financial reporting as of April 30, 2010, which reports appear in the April 30, 2010 Annual Report on Form 10-K of Casey's General Stores, Inc.

KPMG LLP

Des Moines, Iowa

June 28, 2010

EXHIBIT 31.1

CERTIFICATION OF ROBERT J. MYERS
UNDER SECTION 302 OF THE
SARBANES-OXLEY ACT OF 2002

I, Robert J. Myers, certify that:

1. I have reviewed this annual report on Form 10-K of Casey's General Stores, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting practices;
   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated June 28, 2010

/s/ Robert J. Myers
Robert J. Myers, President and
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION OF WILLIAM J. WALLJASPER
UNDER SECTION 302 OF THE
SARBANES-OXLEY ACT OF 2002

I, William J. Walljasper, certify that:

1. I have reviewed this annual report on Form 10-K of Casey's General Stores, Inc.;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting practices;
   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated June 28, 2010

/s/ William J. Walljasper
William J. Walljasper
Senior Vice President and Chief Financial Officer

EXHIBIT 32.1

CERTIFICATE PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Casey's General Stores, Inc. (the Company) on Form 10-K for the fiscal year ended April 30, 2010 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, Robert J. Myers, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934.

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Robert J. Myers
Robert J. Myers, President and
Chief Executive Officer

Dated June 28, 2010

EXHIBIT 32.2

CERTIFICATE PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Casey's General Stores, Inc. (the Company) on Form 10-K for the fiscal year ended April 30, 2010 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, William J. Walljasper, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934.

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ William J. Walljasper
William J. Walljasper
Senior Vice President and Chief Financial Officer

Dated June 28, 2010



COMPARATIVE STOCK PERFORMANCE

The following Performance Graph compares the cumulative total shareholder return on the Company's Common Stock for the last five fiscal years with the cumulative total return of (i) the Russell 2000 Index (ii) a peer group index based on the common stock of The Pantry, Inc., Alimentation Couche Tard, Inc. and Susser Holdings Corporation. The cumulative total shareholder return computations set forth in the Performance Graph assume the investment of $100 in the Company's Common Stock and each index on April 30, 2005, and reinvestment of all dividends. The total shareholder returns shown are not intended to be indicative of future returns.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Casey's General Stores, Inc., the Russell 2000 index, a Peer Group.



$300
$225
$150
$75
$0
4/05
4/06
4/07
4/08
4/09
4/10

	4/05	4/06	4/07	4/08	4/09	4/10
Casey's	100.00	127.76	151.44	134.67	163.82	240.37
Russell 2000	100.00	133.47	143.92	128.15	88.75	132.20
Peer Group	100.00	170.88	128.53	71.90	75.30	83.90


HONOR
IOWA
FLIGHT



CASEY'S SUPPORTS HONOR FLIGHTS

In fiscal year 2010, Casey's supported 11 Honor Flights of World War II veterans to Washington, D.C., to view the war memorial and other monuments.

The Honor Flight program provides free trips for hundreds of elderly veterans who would not be able to make the trip otherwise. Casey's donated $385,000 and our generous customers contributed nearly $63,000 more to help fund 11 flights from our market area. Casey's also helped pay for shirts, hats, photographers and other associated expenses.

Casey's is proud to help honor the commitment and sacrifice of the 16 million Americans who served and 400,000 who died defending American freedoms in World War II.




CASEY'S
GENERAL STORE

Casey's General Stores, Inc.
One Convenience Boulevard
Ankeny, Iowa 50021